Exhibit 99.1

BURFORD CAPITAL Interim Report 2021

CONTENTS

1	At a glance

This report is for Burford’s public shareholders and does not constitute an offer of any Burford fund.

This report does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

The information on, or that can be accessed through, our website is not incorporated by reference into this report.

2	Financial summary
4	Management statement
7	How we deliver value
11	Key definitions
15	Financial and operational review
61	Condensed consolidated financial statements
66	Notes to the condensed consolidated financial statements
88	Further information

At a glance

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange and on the London Stock Exchange, and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

We assess our performance using a variety of alternative performance measures, which are explained on pages 12-14. Greater detail and explanation about the information provided below are set out in our “financial and operational review” beginning on page 15 and the key definitions beginning on page 11. Reconciliations can be found for the information provided below under “Data reconciliations” on pages 53-60.

Growth in new commitments Capital provision-direct commitments Group-wide ($ in millions) For more details see pages 38-39.	Increased returns Capital provision-direct Cumulative recoveries since inception Burford-only ($ in millions) For more details see page 35.
Record-breaking deployments Capital provision-direct deployments Group-wide ($ in millions) For more details see pages 39-40.	Steady portfolio growth Group-wide portfolio ($ in millions) For more details see pages 27-28.

Financial summary

IFRS requires us to present financial statements that consolidate some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We refer to this presentation as “Consolidated”. To provide clarity on Burford as a stand-alone business, we furnish information on a non-IFRS basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated funds. We refer to this presentation as “Group-wide”. Throughout this document we use various terms associated with the Burford structure. These include “Burford-only”, the “Company”, “Group”, “Group-wide”, “Balance sheet”, “BOF”, “BOF-C” and the “Strategic Value fund”. These and other key terms are defined on pages 11-14. In addition, these and other terms we may use are defined in the Glossary of terms beginning on page 155 of our Annual Report for the year ended December 31, 2020 (the “2020 Annual Report”).

Reconciliations

The tables below provide a full reconciliation for 1H 2021 of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors can relate our Burford-only performance discussion to our consolidated financial statements. A similar reconciliation for 1H 2020 is provided under the heading “Data reconciliations” in the “financial and operational review”.

1H 2021 Financials and comparison to 1H 2020

Statement of comprehensive income

Six months ended June 30	2021			2020
($ in thousands, except per share amounts)	Consolidated	Elimination of third-party interests*	Burford-only	Burford-only	% change
Capital provision income	87,211	(18,702)	68,509	251,127
Asset management income	4,329	7,393	11,722	7,629
Insurance income	799	-	799	623
Services income	682	-	682	180
Cash management income and bank interest	1,256	(1)	1,255	(2,034)
Foreign exchange (loss)/gain	(2,840)	368	(2,472)	(4,675)
Third-party share of profit or loss relating to interests in consolidated entities	(8,736)	8,736	-	-
Total income	82,701	(2,206)	80,495	252,850	(68)%
Operating expenses - general	(40,355)	310	(40,045)	(35,986)
Operating expenses – legal finance non-cash accrual	(44,856)	-	(44,856)	-
Operating expenses – asset recovery non-cash accrual	(34,083)	-	(34,083)	-
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(2,532)	1,896	(636)	(478)
Operating expenses - related to equity and listing matters	(697)	-	(697)	(4,000)
Amortization of intangible asset	-	-	-	(4,747)
Operating (loss)/profit	(39,822)	-	(39,822)	207,639	(119)%
Finance costs	(26,092)	-	(26,092)	(19,766)
Loss on debt buyback	(1,616)	-	(1,616)	-
(Loss)/profit before tax	(67,530)	-	(67,530)	187,873	(136)%
Taxation	450	-	450	(36,422)
(Loss)/profit after tax	(67,080)	-	(67,080)	151,451	(144)%
Other comprehensive (loss)/income	(9,466)	-	(9,466)	33,436
Total comprehensive (loss)/income	(76,546)	-	(76,546)	184,887	(141)%

	Cents		Cents	Cents
Basic (loss)/profit per ordinary share	(31)		(31)	69
(Loss)/profit per fully diluted share	(31)		(31)	69
Basic comprehensive (loss)/income per ordinary share	(35)		(35)	85
Comprehensive (loss)/income per fully diluted share	(35)		(35)	84

*    The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. These adjustments and eliminations do not have an effect on the net income or total net assets of the Company.

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Statement of financial position

June 30	2021			2020
($ in thousands, except per share amounts)	Consolidated	Elimination of third-party interests*	Burford-only	Burford-only	% change
Assets
Cash and cash equivalents	192,555	(28,949)	163,606	246,497
Cash management assets	266,891	-	266,891	15,957
Other assets	31,393	12,992	44,385	17,043
Due from settlement of capital provision assets	195,621	(64,213)	131,408	280,676
Capital provision assets	2,415,227	(367,418)	2,047,809	1,704,843	20%
Equity securities	-	-	-	18
Tangible fixed assets	13,496	-	13,496	17,877
Intangible asset	-	-	-	3,956
Goodwill	134,045	-	134,045	133,936
Deferred tax asset	296	-	296	6,564
Total assets	3,249,524	(447,588)	2,801,936	2,427,367	15%
Liabilities
Debt interest payable	13,908	-	13,908	9,061
Other liabilities	125,640	(612)	125,028	40,509
Debt issued	1,034,233	-	1,034,233	625,625
Capital provision asset subparticipations	15,451	(7,075)	8,376	8,230
Third-party interests in consolidated entities	439,901	(439,901)	-	-
Deferred tax liabilities	21,680	-	21,680	23,142
Total liabilities	1,650,813	(447,588)	1,203,225	706,567	70%
Total net assets	1,598,711	-	1,598,711	1,720,800	(7)%

Net asset value per share**	7.30		7.30	7.87
Net asset value per fully diluted share***	7.22		7.22	7.83

*    The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. These adjustments and eliminations do not affect the net income or total net assets of the Company.

**   Net asset value per share is total net assets divided by outstanding shares at period end.

***  Net asset value per fully diluted share is total net assets divided by fully diluted shares as set out in note 15 to our condensed consolidated financial statements included herein.

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Management statement

Hugh Steven Wilson Chairman	Christopher Bogart Chief Executive Officer	Jonathan Molot Chief Investment Officer

In this report, we comment on Burford’s performance and on some of the other notable aspects of the business in our usual discursive approach. We look forward to presenting the business in greater depth during our investor event on November 2, which will be held in person at the New York Stock Exchange and also webcast for those unable to attend.

Introduction

Three core themes underpin Burford’s performance in the first half of 2021. We summarize them here and discuss them in greater depth later in this management statement, and in our financial and operational review beginning on page 15.

First, Burford saw record-breaking levels of new business, ultimately writing more than $500 million in new capital provision-direct commitments Group-wide and $284 million Burford-only, more than four times the levels in the first half of 2020. Burford also shattered records as to actual deployments, funding $398 million Group-wide in capital provision-direct matters and $214 million Burford-only. This level of activity suggests that the slowdown in early 2020 from Covid has dissipated and that we are finding considerable opportunities to deploy capital.

Second, we saw some strong portfolio successes—including achieving our full $103 million entitlement in the Akhmedov judgment enforcement matter (in addition to more than $5 million received in prior periods), validating our decision to fund such matters despite their noise. Our returns increased somewhat, to 95% ROIC on concluded capital provision-direct assets since inception, driven by the 233% ROIC (and 71% IRR) in the Akhmedov matter on a USD basis. We also had a remarkably low realized loss rate for the period of 0.5% of average portfolio at cost.

However, as we have previously discussed, multiple waves of Covid have continued to have an impact on the pace and progression of matters in our portfolio. These issues are only a matter of timing; no clients have discontinued cases because of Covid delays and, indeed, as a result of how we often price our deals, our ultimate returns may increase because of the passage of time. We believe that 43% of our matters have incurred Covid-related delays, ranging from court date postponements to delays in the provision of discovery to slower settlement activity given the absence of a looming trial date to engender settlement.

As a result (and perhaps due also just to normal volatility in portfolio activity), the portfolio as a whole was quiet in the period and generated lower levels of capital provision income than comparative periods. In short, almost nothing bad happened—just less happened than in some other periods. We had capital provision-direct realizations of $141 million during 1H 2021, on which we saw net realized gains of approximately $77 million for the period.

The failure of the courts to act according to the financial reporting calendar not only causes us no concern, but affirms the uncorrelated nature of our cash flows. We recognize that investors would prefer greater consistency and predictability, but that is not the way our business works; we would not earn the returns we do were our business predictable and consistent.

Third, as discussed in our August 23, 2021, announcement, we are continuing our corporate governance evolution and are considering a move to reporting under US GAAP for fiscal 2021. While such a change would leave our financial reporting largely unaffected, there would be changes to the presentation of our consolidated financial statements. Moreover, as detailed in the announcement, we have taken some non-cash charges this period which, while appropriate under IFRS, will also better align our financial reporting with similar companies that report under US GAAP.

New business

We saw robust levels of new business in the first half. We made new capital provision-direct commitments of $503 million Group-wide and $284 million Burford-only, more

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than four times higher than the first half of last year and above our prior record levels in the second half of 2019 of $490 million Group-wide and $285 million Burford-only.

We believe that our ability to write more than a half-billion dollars of new business in a six-month period is unmatched in the industry and a sign of the growth potential of our business.

Deployments

We didn’t just write more new commitments; we deployed a record-breaking amount of new capital. Deploying capital is a critical step on the path to future realizations and realized gains. In the first half, we deployed $398 million Group-wide and $214 million Burford-only to a combination of new and existing capital provision-direct assets, more than three times our first-half 2020 levels and well in excess of our prior record in the first half of 2018.

Portfolio progress and potential

Akhmedov

Our signature realization in the period was the complete resolution of the Akhmedov matter, yielding a July 2021 cash payment to us of $103 million (in addition to the more than $5 million we had already collected) and a realized gain of $73 million, a 233% ROIC and a 71% IRR on a USD basis. While client confidentiality precludes sharing the resolution details of this matter, as with most of our matters, we can make some general comments about our asset recovery business and about legal finance generally.

Litigation is an inherently contentious and potentially noisy affair. It is the way disputes are resolved in civil society, and having a robust civil justice system is an enormous societal positive. However, no one likes to be sued and litigation – even rarefied corporate litigation – can bring out people’s baser instincts. It is thus not possible to fund litigation matters without the potential to be caught up in occasional media maelstroms and controversy. Investors should understand that media reporting about controversial matters is not only inevitable but also very often inaccurate, even profoundly so. We are generally not able to correct those false reports and educate the media without violating confidentiality agreements, angering judges, or both. Generating the returns we do means we will become embroiled from time to time in public noise, as occurred during the Akhmedov matter. It is important that stakeholders discount the noise as a condition precedent to desirable returns; were we to turn down meritorious cases because of concern about vexatious media stories, our returns would decline and civil society would be weakened. The reality is that there is often a correlation between our opponents’ efforts to generate noise and our substantive success, just as occurred in Akhmedov as our multi-jurisdictional campaign won, again and again.

We have never made a meaningful investment in an asset recovery matter and not been ultimately successful in collecting a substantial portion of the underlying judgment.

Portfolio potential

The change to our accounting estimate giving rise to the accrual of certain non-cash expenses is derived from our assessment of the actual and expected performance of our portfolio. We engage in extensive internal modeling of individual matters and of our portfolio as a whole. We believe that our modeling is proprietary and a competitive advantage, based as it is on a long and broad track record not only of concluded matters but a wide swath of other data. As more cases have concluded and we have further validation of our predictive models in general and across asset types, our confidence in our modeling and valuation methodology has continued to increase. We plan to discuss our modeling and valuation methodology in greater detail at our investor event in November.

US listing and US GAAP

Our shares began trading on the New York Stock Exchange last October. From our initial listing through July 30, 2021, our aggregate trading volume on the NYSE has totaled 26.9 million shares, accounting for nearly one quarter of our total trading volume. We are pleased with that debut given our conscious choice not to dilute existing shareholders and thus to forego the fanfare of further equity issuance, and we continue to make headway in gaining attention in the enormous US capital markets, including now having additional US equity research coverage.

We also have more clarity around our progression towards being a full-blown US issuer while maintaining our London listing.

•Our US shareholders amounted to fewer than 50% of our total at June 30, 2021, resulting in us retaining our foreign private issuer (“FPI”) status until we test again on June 30, 2022. As a result, we will continue to report semi-annually in 2022 and comply with the other FPI requirements.

•However, even if we do not surpass the 50% threshold in 2022 and remain an FPI, we currently intend to begin reporting quarterly in 2023 even though we might not be required to do so.

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•We are also considering reporting under US GAAP with our December 31, 2021, financial statements.

Our August 23 announcement contains further review of the transition to US financial reporting and also describes in detail certain non-cash accruals we have taken this period.

Debt issuance

Historically, we have issued debt in the UK on the London Stock Exchange’s ORB market for listed bonds. We have been very grateful for the support of investors in that market, and we hope we have rewarded their confidence with strong performance and most recently a tender for some of our nearer-maturity bonds. We continue to value a strong presence in that market and have been pleased with the continued improvement in the prices of our bonds.

We were very happy with our inaugural $400 million principal amount issuance in April 2021 in the US institutional debt market. We set out in the midst of the pandemic and with a largely unknown name and story. After a well-attended virtual roadshow, we ended up with a significantly oversubscribed order book comprising high-quality institutional investors that resulted in pricing at an attractive yield. That market response is a testament to new, dispassionate investors’ reaction to our business model and investment case.

In the months that have followed, our debt has continued to trade favorably, today implying a yield to maturity in the 2.2%-4.7% range depending on duration.

Covid impact

As we have noted before, Covid has had and continues to have a disparate impact on our business.

We have managed our business operations well through a period of remote operation and have proceeded to reopen our offices on a flexible working basis. As with any growth business, the challenge of remote work lies not with experienced employees who have mastered their function and built solid internal relationships, but with our new hires who need inculcation into the business, its processes and our approach. We continue to take a pragmatic and flexible approach to these issues, but the bottom line is that our operations are functioning well notwithstanding the pandemic.

Despite our success in generating new business in the first half of 2021, it is clear that our client community is missing in-person events, and that business development efforts are somewhat stunted by their absence. Obviously, as our numbers indicate, this is not a fatal omission, but it does point to the potential for yet more growth once the industry resumes its traditional pattern of conferences and gatherings and for the potential of volatility in new business until that occurs.

The most consequential impact of Covid is continuing delay in adjudicative proceedings. This impact is not universal; some courts and tribunals and some cases are proceeding apace. But at the same time there is no question that there are systemic delays as well, ranging from delays in discovery due to challenges in producing documents and deposing witnesses to court delays in moving cases forward and ultimately to trial. We believe that 43% of our matters have been delayed by Covid, ranging from court date postponements to delays in the provision of discovery to slower settlement activity given the absence of a looming trial date to engender settlement.

Conclusion

We are mindful that from an investor’s perspective, while new business was positive, a couple of unwelcome events occurred in this period: slow portfolio progress and a large non-cash charge based on historical fair value changes (even though, to be realized, a set of highly desirable investor outcomes would have to happen). But from our perspective it was a good period: We wrote a lot of new business and we had remarkably low realized losses. The rest of what happened is a function of timing and accounting noise, and we discount it just as we have always discounted positive fair value movements and encouraged investors to focus on the cash performance of the business.

We appreciate the support of shareholders and other stakeholders, and we are excited to show you what lies ahead for Burford.

Hugh Steven Wilson Chairman	Christopher Bogart Chief Executive Officer	Jonathan Molot Chief Investment Officer

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Our business model

How we deliver value

Companies and law firms have valuable financial assets that take the form of commercial legal claims and defenses, settlements, judgments, awards and fee receivables. Burford helps clients unlock the value of these legal assets—which may otherwise remain illiquid or even invisible—by providing a range of financing and risk management solutions based on their expected future proceeds. We fund these solutions with capital from our own balance sheet and private investment funds we manage.

Breadth of services	Diversified capital structure
Burford’s breadth of services gives us many ways to work with clients and generate revenue from our expertise in valuing and managing legal assets.	We operate multiple sources of capital, to better serve clients while maintaining a competitive advantage and the optionality to sustain our high growth.

Legal finance

▪
Includes our core litigation finance activities in which we provide capital against the future value of legal claims
▪
Also encompasses our asset recovery and legal risk management activities

	Complex strategies ▪ Investment in underlying assets where the value to Burford as a principal is tied to the outcome of litigation or regulatory process	Total portfolio	▪ Burford-only 64% ▪ Strategic capital 11% ▪ Private funds 25% $4.8b in our Group-wide portfolio
Asset management ▪ Managing private investment funds focused on legal finance assets	Post settlement ▪ Monetization of post-settlement and other legal receivables ▪ Deployments made only through funds
		Burford-only $2.8b total assets, including ▪ $2.0b capital provision portfolio ▪ $0.4b cash and cash management investments Funded by ▪ $1.6b shareholders’ equity ▪ $1.1b debt	Strategic capital $1.0b pooled sovereign wealth fund (SWF) arrangement ▪ $667m from SWF ▪ $333m from Burford-only Profit split ▪ 60% to Burford-only ▪ 40% to the SWF
Private funds $2.6b assets under management, including funds currently in their investment period: ▪ $0.7b BOF-C Fund ▪ $0.4b BAIF Fund ▪ $0.3b BOF Fund

Details on the figures contained on pages 7 and 8 can be found in the “Financial and operational review” section starting on page 15 and “Key definitions” on page 11.

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Cash generation and returns	Value to stakeholders
We use organically generated capital from fees and asset realizations as well as external financing to fund balance sheet growth.	We are keenly focused on the goal of creating value for all our stakeholders worldwide.

Burford-only realizations from concluded capital provision-direct portfolio since inception in 2009 Recoveries		Shareholders We work to deliver superior risk-adjusted returns uncorrelated to the stock market or economy, creating the conditions for attractive total shareholder returns.
$1.7b Total recoveries	$0.8b Profits from recoveries
$0.9b Deployed capital returned from recoveries		Companies Our solutions allow businesses to derive financial value from their legal assets, increase working capital and use their capital more efficiently.
Returns 95% ROIC	30% IRR

Law firms

93 AmLaw 100 and 90 of the 100 largest global law firms, along with numerous respected litigation boutiques, have sought our capital and services to meet the growing and complex needs of their clients and facilitate growth for their firms.

Group-wide cash receipts $0.2b 1H 2021	$4.4b since inception	Fund investors We strive to safeguard and enhance billions of dollars of endowment, pension fund and other investor capital of which we are stewards.
Burford-only cash receipts		Bondholders We manage our liquidity and capital prudently, through judicious oversight of our asset portfolio and sparing use of external finance, supporting predictable returns for our note holders.
$63m 1H 2021	$2.7b since inception
Employees We recruit diversely, encourage inclusion and intellectual growth, and develop professionals who succeed.
Society Legal finance enables meritorious commercial disputes to be resolved and monetized. This leads to efficient resource allocation augmenting productivity and increasing economic growth.

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Forward-looking statements

In addition to statements of historical fact, this report contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this report include assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that might cause future results to differ include, but are not limited to, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Valuation uncertainty in respect of the fair value of our capital provision assets
▪	Our ability to identify and select suitable legal finance assets and enter into contracts with new and existing clients
▪	Changes and uncertainty in law and regulations that could affect our business, including those relating to legal finance and private finance generally, as well as legal privilege and attorney work product
▪	Improper use or disclosure of confidential and/or legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Current and future economic, political and market forces, including uncertainty surrounding the effects of Covid
▪	Potential liability from future litigation
▪	Our ability to retain key employees
▪	The sufficiency of our cash and cash equivalents and our ability to raise capital to meet our liquidity needs and our ability to deploy raised capital
▪	Other factors discussed under the heading “Risk factors” in our 2020 Annual Report on Form 20-F filed with the SEC on March 24, 2021

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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Definitions

Definitions of certain terms used in this report are provided in the sections titled “Key definitions” beginning on page 11 of this Report. These and other terms that we use from time to time are included under “Glossary of Terms” starting on page 155 of our 2020 Annual Report.

Basis of presentation of financial information

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets on our balance sheet where we have a partner or minority investor. We refer to this presentation as “Consolidated”. We endeavor to provide clarity on Burford as a stand-alone business by furnishing information on a non-IFRS basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only” or “balance sheet”. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated managed funds. We refer to this presentation as “Group-wide”. See page 53 for important information about non-IFRS financial measures, including a reconciliation of these non-IFRS items to our financial statements prepared in accordance with IFRS.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our managed funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

Our financial statements are presented in US dollars.

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Key definitions

Definitions related to Burford’s activities

Throughout this report, we will refer to our activities as follows:

▪	Legal finance
Includes our traditional core litigation finance activities in which we provide capital against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities.
▪	Complex strategies
Encompasses our activities providing capital as a principal in legal-related assets, often securities, debt and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through our Strategic Value fund.
▪	Post-settlement finance Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.
▪	Asset management Includes our activities administering the funds we manage for third-party investors.

Our funding sources, however, are not organized based on these services but by expected return, risk and life of the assets we originate. We use our balance sheet and certain dedicated funds to provide capital for higher-risk, higher-return, longer-lived assets such as those created in our legal finance business. We typically use dedicated funds, in which our balance sheet is an investor, to provide capital for the kind of lower-risk, lower-return, shorter-lived assets that typify complex strategies activities. And we use still other dedicated funds (without balance sheet investment) for low risk, low return, very short-lived assets, such as post-settlement and law firm receivables financing.

To present our business in line with this stratification of asset types, we provide our financing and other services through three principal operating segments:

▪
where we provide our capital directly to clients or as principal in our legal finance activities
▪
where we provide our capital by investing through funds that we manage

, which includes our activities in managing our third-party funds and resulting fee streams.

, which includes fees generated for services provided by our asset recovery and legal risk management (including insurance) activities as well as corporate financial activity.

Capital provision, which includes both

▪
Direct, where we provide our capital directly to clients or as principal in our legal finance activities
-
Includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category. Broadly, when we originate all these types of assets, we are targeting risk-adjusted IRRs in the mid-20s to mid-30s with an expected weighted average life between two and five years, though we can, on occasion, accept a lower return on a shorter-lived, more liquid or less risky asset.
▪
Indirect, where we provide our capital by investing through funds that we manage
-
Includes our balance sheet’s participations in one of our funds. Currently, this category is comprised entirely of our position in the Burford Strategic Value fund. At present, with this type of asset, we are targeting risk-adjusted IRRs in the mid-to-high teens with an expected weighted average life of one year or less.

For each of these two categories of capital provision assets, we also provide separate asset data tables with a complete list of every asset in each category (available on our website) and separate return metrics (IRR, ROIC, weighted average life).

Asset management, which includes our activities in managing our seven investment funds and the resulting fee stream, including managing the funds that hold assets originated by our post-settlement finance activity.

Services and other corporate, which includes fees generated for services provided by our asset recovery and legal risk management (including insurance) activities as well as corporate financial activity.

a

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Definitions related to Burford’s business structure

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

To that end, throughout this report, we will refer to our funding configuration as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities, where there is also a third-party partner in or owner of those entities, include the Strategic Value fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.
▪	Burford-only
Burford-only or similar terms, including balance sheet, refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

Definitions related to calculating returns

Alternative performance measures:

This report presents certain unaudited alternative performance measures (APMs), which are not presented in accordance with IFRS.

The presentation of APMs is for informational purposes only and does not purport to present what our actual results of operations and financial condition would have been, nor does it project our results of operations for any future period or our financial condition at any future date. The presentation of APMs set out in this report is based on available information and certain assumptions and estimates that we believe are reasonable. Our APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

In discussing cash returns and performance of our asset management business, we refer to several metrics that we have applied consistently for many years in our financial disclosure:

▪	Concluded assets A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining.

We use the term to encompass: (i) Entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses); (ii) the portion of legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case), but where the case is continuing with the possibility of receiving additional proceeds; and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time) and there is no longer any litigation risk involved in the asset.

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In most instances, concluded assets both conclude and result in receipt of all cash proceeds associated with the asset in the same period. Sometimes, non-cash assets are received or cash will be paid over time. In those instances, a balance sheet due from settlement of capital provision assets receivable is recorded, in which event we estimate the future date we expect to receive cash for purposes of calculating return or other metrics such as IRR and WAL. When proceeds are ultimately received, we adjust our presentation of returns to reflect actual proceeds and timing.

▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset as of the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

-	When single-case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization, and we allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
-	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization, and we allocate a portion of the deployed cost to the resolution. That allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule, or more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return (IRR)
IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
▪	Return on invested capital (ROIC)
ROIC means the absolute amount of realizations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (MOIC) instead of an ROIC basis. MOICs include the return of capital and thus are 1x higher than ROICs. In other words, a 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life (WAL)
The WAL of one of our legal finance assets represents the average length of time until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization. WAL is, simply, how long our asset is outstanding on average.

In the past, we have sometimes referred to “duration” of our legal finance assets to give an indication of their tenor. Duration and WAL are often used somewhat interchangeably in finance, but technically we are analyzing WAL (where time is weighted by cash flows) rather than duration (where time is weighted by the present value of those cash flows).

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also by the amount of recoveries on the individual assets.

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▪	Assets under management (AUM)
Consistent with its status as an SEC-registered investment advisor, Burford reports publicly on its asset management business on the basis of regulatory assets under management. For the benefit of non-US investors, the SEC’s definition of AUM may differ from that used by European asset managers. AUM, as we report it, means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles. Our AUM will fluctuate as we raise new funds and other investment vehicles, and as existing funds and vehicles mature and no longer represent sources of callable capital in the future; there is no direct translation from AUM to asset management income.

These financial measures are presented as (i) we use them to monitor our financial results and (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way our APMs are calculated. Even though the APMs are used to assess our financial position and financial results, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our consolidated financial position or results of operations. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (1) Consolidated basis, (2) Burford-only basis and (3) Group-wide basis.

In addition to these measures of cash returns and asset life, we also refer to one other non-IFRS financial alternative performance measures in this report:

▪	Cash receipts
Cash receipts provides a measure of the cash that Burford's capital provision assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision assets, including cash proceeds from realized assets and related hedging assets, if any, plus cash income from asset management fees, services and other income, before any deployments into funding existing or new assets. Cash receipts is a non-IFRS financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS. The most directly comparable IFRS measure is proceeds from capital provision assets as set forth on our consolidated statement of cash flows.

We believe that cash receipts is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets. See page 57 for a reconciliation of cash receipts to proceeds from capital provision assets.

For a full list of terms we use to discuss our business, please see the Glossary of Terms beginning on page 155 of our 2020 Annual Report.

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Financial and operational review

We have organized the topics in this Financial and operational review in the way that we think about and manage Burford’s business.

▪	First, we discuss our consolidated operating results for 1H 2021 compared to 1H 2020.
▪	Next, we discuss trends and highlights of our 1H 2021 performance on a Burford-only basis.
▪	Then, we address a series of financial and operating topics.
-	We describe our ability to generate cash from returns on our portfolio.
-	We provide selected data on the portfolio.
-	We discuss new commitments, deployments and realizations, along with amounts due from settlements.
-	We provide a discussion of the impact of fair value adjustments on our balance sheet and income, along with a discussion of applicable accounting standards, our fair value process and our valuation policy.
-	We provide some additional detail on our asset management business.
-	Finally, we conclude with a discussion of capital management and liquidity, including funding and dividends.
▪	After the financial and operational review, we present some historical selected consolidated financial data, followed by a set of data reconciliation tables to allow investors to understand how several of the APMs we discuss in this interim report relate to our consolidated financial statements.

In 2020, we registered with the SEC as a Foreign Private Issuer (“FPI”), which allowed us to continue to report under IFRS and issue annual results on Form 20-F and semi-annual interim results on Form 6-K. We test for continued status as an FPI and application of the related rules each year as of June 30. As of June 30, 2021, our shareholder profile analysis concluded that we continue to meet the FPI definition and remain entitled to FPI status through 2022. However, notwithstanding our continuation of FPI status, we are considering conversion to US Generally Accepted Accounting Principles (“US GAAP”) for our year end 2021 financial statements.

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Consolidated operating results

Set forth below is a discussion of our consolidated results of operations as reported under IFRS. This “financial and operational review” also contains a discussion of certain alternative performance measures (APMs) (some of which are presented on a non-IFRS basis) that are also used by management to review our ongoing operations. These APMs and non-IFRS measures are supplemental and should not be considered as a substitute for, or superior to, our consolidated results of operations as reported under IFRS.

Six months ended June 30, 2021, compared to six months ended June 30, 2020

The following table provides an overview of our consolidated results of operations for the six-month periods ended June 30, 2021 and 2020.

For the six months ended June 30 ($ in thousands)	2021	2020	Change	% change
Capital provision income	87,211	260,524	(173,313)	(67)%
Asset management income	4,329	4,351	(22)
Insurance income	799	623	176
Services income	682	180	502
Cash management income and bank interest	1,256	(1,964)	3,220
Foreign exchange (loss)	(2,840)	(4,648)	1,808
Third-party share of profit or loss relating to interests in consolidated entities	(8,736)	(4,274)	(4,462)
Total income	82,701	254,792	(172,091)	(68)%
Operating expenses - general	(40,355)	(36,403)	(3,952)	11%
Operating expenses – legal finance non-cash accrual	(44,856)	—	(44,856)
Operating expenses – asset recovery non-cash accrual	(34,083)	—	(34,083)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(2,532)	(1,261)	(1,271)
Operating expenses - related to equity and listing matters	(697)	(4,000)	3,303
Amortization of intangible asset	—	(4,747)	4,747
Operating (loss)/profit	(39,822)	208,381	(248,203)	(119)%
Finance costs	(26,092)	(19,766)	(6,326)
Loss on debt buyback	(1,616)	—	(1,616)
(Loss)/profit before tax	(67,530)	188,615	(256,145)	(136)%
Taxation	450	(37,164)	37,614
(Loss)/profit after tax	(67,080)	151,451	(218,531)	(144)%
Other comprehensive (loss)/income	(9,466)	33,436	(42,902)
Total comprehensive (loss)/income	(76,546)	184,887	(261,433)	(141)%

Overview of 1H21 results

In the first half of 2021, we saw robust levels of new business, including new commitments and deployments both at record levels. This level of activity suggests that the slowdown in new business in early 2020 from Covid has moderated and that we are finding considerable opportunities to deploy capital. Nonetheless, Covid has continued to impact the pace and progression of matters in our portfolio. The portfolio as a whole was quiet in the period and capital provision income in the first half of 2021 decreased compared to the first half of 2020, as both realized and unrealized gains decreased. A key driver of the decrease in realized gains was the significant realized gains during the year-ago period, primarily from a set of ten related assets, that did not recur. In addition, in the period we changed our accounting estimate of expense associated with certain carry arrangements to accrue these expenses as we make fair value adjustments, matching potential future gains with potential future expenses. Also, the profit-sharing arrangement with the asset recovery business was terminated in the period except for a small number of grandfathered cases continuing under a new arrangement. These changes resulted in $79 million non-cash accruals related principally to prior fair value gains. The combination of these non-cash accruals and the moderate level of asset realizations was the key driver of the $67 million accounting loss in the period. Adjusting for non-cash items (particularly fair value adjustments and the non-cash accruals), profit after tax would have been $17 million.1

1 The $17 million profit after tax figure removes all non-cash items, including unrealized gains arising from fair value adjustments of $2 million, non-cash accruals of $79 million, other non-cash gains of $3 million, and $10 million of unrealized gains arising from third-party share of fair value adjustments.

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Capital provision income

Capital provision income of $87 million for the six months ended June 30, 2021, represents a 67% decrease from $261 million for the six months ended June 30, 2020, and reflects a lower level of portfolio activity during the period. Realized gains on capital provision assets of $87 million for the six months ended June 30, 2021, were down 58% from $208 million for the six months ended June 30, 2020. The six month period ended June 30, 2020, included $172 million of realized gains from a set of ten related assets, which did not recur. This decrease in capital provision income also was partially driven by a decrease in unrealized gains (net of previously recognized unrealized gains transferred to realized gains) on capital provision assets. Fair value adjustments (net of previously recognized unrealized gains) for the six months ended June 30, 2021, were $2 million, compared to $57 million for the six months ended June 30, 2020. See note 6 to our condensed consolidated financial statements for further details.

Asset management income

Asset management income for the six months ended June 30, 2021, was $4 million, essentially unchanged from the six months ended June 30, 2020, and consisted entirely of management fees in both periods. There were no performance fees earned in either period.

Cash management income and bank interest

Cash management income and bank interest increased to $1 million for the six months ended June 30, 2021, compared to a loss of $2 million for the six months ended June 30, 2020. The increase was primarily due to interest earned on higher cash and cash management balances in the six months ended June 30, 2021, and $2 million in realized losses on the disposal of cash management assets during the six months ended June 30, 2020.

Foreign exchange gains/(losses)

Foreign exchange losses were reduced to $3 million for the six months ended June 30, 2021, from a loss of $5 million for the six months ended June 30, 2020. The lower loss was due to a decrease in the impact of foreign-exchange movements on the values of our non-US-dollar-denominated assets held by subsidiaries with US dollar functional currency.

Third-party share of gains relating to interests in consolidated entities

We consolidate two fund entities, the Strategic Value fund and BOF-C fund, in which we are both the appointed investment advisor and have a significant financial interest. With respect to the Strategic Value fund, Burford has a significant investment in the fund in addition to earning management and incentive fees as the investment advisor. With respect to the BOF-C fund, under the co-investing arrangement with the sovereign wealth fund (SWF), Burford receives reimbursement of expenses from BOF-C up to a certain level before Burford or the SWF receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Accordingly, under both fund arrangements, Burford is deemed to control the funds under IFRS as it is exposed, or has rights, to variable returns from its involvement with the funds and has the ability to affect those returns through its power over the funds.

Third-party share of gains relating to interests in consolidated entities reflects the performance of entities that we consolidate under IFRS but that are not wholly owned.

Operating expenses

Operating expenses – general for the first half of 2021 of $40 million represents an 11% increase from $36 million for the six months ended June 30, 2020. This increase was driven by higher compensation expense from an increase in headcount, partially offset by lower travel and marketing expense because of the Covid pandemic.

Operating expenses in the period also included non-cash charges arising from a change in our accounting estimate related to certain carry arrangements. As further described in our 2020 Annual Report, we award to certain employees a participation in the actual cash performance of litigation matters, on a vintage year basis, which we call our “carry plan.” Given that we do not pay employees under this carry plan on the basis of unrealized fair value gains, pursuant to IAS-19, we have historically recognized carry plan expense only upon realizations for the related assets, without regard to fair value movements. However, as more cases have concluded and we have further validation of our predictive models in general and across asset types, our confidence in our modelling and valuation methodology has continued to increase and we believe it is appropriate to change our accounting estimate of that expense under IFRS and accrue expense related to certain carry arrangements as we make fair value adjustments. In 2021 and future periods, we will

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Financial and operational review
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accrue this expense as we make fair value adjustments, matching potential future gains with potential future expenses. This change in accounting estimate caused us to accrue a $45 million non-cash charge related to prior fair value adjustments on legal finance assets. Of this charge, 70% was related to the substantial positive fair value adjustments on the YPF-related assets in prior periods.

In addition, we have taken a $34 million non-cash charge related to the grandfathering of a small number of cases following the termination of a profit-sharing arrangement in our asset recovery business. The arrangement, which dated from the acquisition of the asset recovery business in 2015, was terminated in 2021, following the team’s integration within our core business. The grandfathered cases are at an advanced stage of activity. The accrual represents potential profit-sharing expense on the successful conclusion of those cases and relates to the carrying value of those matters, including the fair value adjustments in prior periods.

Finance costs

Finance costs of $26 million for the six months ended June 30, 2021, increased from $20 million for the six months ended June 30, 2020, reflecting the issuance of $400 million aggregate principal amount of senior notes due 2028 in April 2021 (“April 2021 US Debt Issuance”). In June 2021, we repurchased £24 million ($33 million) aggregate principal amount of our 6.50% notes due 2022 at a purchase price of 105%, which resulted in a $2 million loss in the period but which will reduce interest expense going forward.

Taxation

We had a taxation credit for the six months ended June 30, 2021, of less than $1 million, primarily driven by our loss before tax for the period. Cash taxes for the six months ended June 30, 2021, were less than $1 million, reflecting taxable income in certain tax jurisdictions. For the six months ended June 30, 2020, taxation expense was $37 million.

Segments

We have three operating business segments: (i) Capital provision, which consists of the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds; (ii) asset management activities; and (iii) services and other corporate, which consists of the provision of services to the legal industry, including litigation insurance and other corporate activities. All of our segment income is aligned with the corresponding line items of the income statement.

The following table provides a breakdown of our income by operating segment for the six months ended June 30, 2021, and 2020.

	For the six month period ended June 30
($ in thousands)	2021	2020
Capital provision	78,475	256,250
Asset management	4,329	4,351
Services and other corporate activities	(103)	(5,809)

The following table sets forth our income in the capital provision operating segment net of the third-party interest amounts for the six months ended June 30, 2021, and 2020.

	For the six month period ended June 30
($ in thousands)	2021	2020
Capital provision	87,211	260,524
Third-party share of gains relating to interests in consolidated entities	(8,736)	(4,274)
Total	78,475	256,250

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The following tables provide a breakdown of our profit/(loss) before taxation by operating segment for the six months ended June 30, 2021, and 2020. Operating expenses in the capital provision segment for the six months ended June 30, 2021, include non-cash charges related to a change in accounting estimate of expense associated with certain carry arrangements to accrue these expenses as we make fair value adjustments.

For the six months ended June 30, 2021	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	78,475	4,329	(103)	82,701
Operating expenses	(100,810)	(6,527)	(15,186)	(122,523)
Finance costs	-	-	(26,092)	(26,092)
Loss on debt buyback	-	-	(1,616)	(1,616)
(Loss) before taxation	(22,335)	(2,198)	(42,997)	(67,530)

For the six months ended June 30, 2020	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	256,250	4,351	(5,809)	254,792
Operating expenses	(28,080)	(8,061)	(5,523)	(41,664)
Amortization of intangible asset	-	-	(4,747)	(4,747)
Finance costs	-	-	(19,766)	(19,766)
Profit/(loss) before taxation	228,170	(3,710)	(35,845)	188,615

Cash flows

The following table sets forth the principal components of our cash flows for the six months ended June 30, 2021, and 2020.

For the six months ended June 30 ($ in thousands)	2021	2020
Net cash (outflow)/inflow from operating activities	(438,635)	94,315
Net cash (outflow) from investing activities	(187)	(144)
Net cash inflow/(outflow) from financing activities	309,028	(19,932)
Net (decrease)/increase in cash and cash equivalents	(129,794)	74,239

Net cash inflow/(outflow) from operating activities

Net cash flow from operating activities decreased from a cash inflow of $94 million for the six months ended June 30, 2020, to a cash outflow of $439 million for the six months ended June 30, 2021. The cash outflow was primarily due to our funding of capital provision assets and investment in cash management assets in the period, which is included in investing activities but considered part of our liquidity.

The following table sets forth the principal components of our net cash inflow/(outflow) from operating activities for the six months ended June 30, 2021, and 2020.

For the six months ended June 30 ($ in thousands)	2021	2020
Net cash (outflow)/inflow from operating activities before funding of capital provision assets	(60,487)	183,804
New funding of capital provision assets	(378,148)	(89,489)
Net cash (outflow)/inflow from operating activities	(438,635)	94,315
*	See note 3 to our consolidated financial statements.

Net cash INFLOW/(outflow) from investing activities

Net cash flow from investing activities was less than $1 million for the six months ended June 30, 2020, and the six months ended June 30, 2021. Investing activities generally are the purchases of fixed assets.

Net cash (outflow)/inflow from financing activities

Net cash flow from financing activities increased from an outflow of $20 million for the six months ended June 30, 2020, to an inflow of $309 million for the six months ended June 30, 2021. The increase was primarily driven by the April 2021 US Debt Issuance.

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Financial instruments

We have issued five series of debt securities through finance subsidiaries. Four of these are listed on the London Stock Exchange’s Order Book for Retail Bonds. As of June 30, 2021, Burford Capital PLC had outstanding (i) £62 million (net of repurchased amounts) aggregate principal amount of 6.50% notes due 2022, (ii) £100 million aggregate principal amount of 6.125% notes due 2024 and (iii) £175 million aggregate principal amount of 5.000% notes due 2026. As of June 30, 2021, Burford Capital Finance LLC had outstanding $180 million aggregate principal amount of 6.125% notes due 2025.

In addition, we completed the April 2021 US Debt Issuance, which is our first US debt issuance pursuant to Rule 144A. As of June 30, 2021, Burford Global Finance LLC had outstanding $400 million aggregate principal amount of 6.25% notes due 2028.

The trust deeds and indenture governing our debt securities contain certain covenants. Our debt issuances in the UK bond market contain one significant financial covenant, which is a leverage ratio requirement that we maintain a consolidated level of net debt (debt less cash and cash management assets) of less than 50% of our tangible assets (total assets less intangibles). Our April 2021 US Debt Issuance contains financial covenants that, in order for Burford to incur additional debt, restrict certain payments and require that we take certain actions, including requiring us to have a total debt-to-tangible -equity ratio of less than 1.5 or 2.0 to 1 (depending on the specific action). As of June 30, 2021, we were in compliance with all of the covenants under the trust deeds and indenture, as applicable.

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Burford-only results

The remainder of the “financial and operational review” focuses primarily on Burford-only results, removing from our results the impact of certain consolidated entities. In the “Data reconciliation” section beginning on page 53, we provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our performance discussion in this “financial and operational review” with our published accounts. The tables below provide a reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position for 1H 2021 and, for comparison, the Burford-only results for 1H 2020. A similar reconciliation for 1H 2020 can be found in the “Data reconciliations” section on page 54 of the “financial and operational review”.

1H 2021 Financials and comparison to 1H 2020

Statement of comprehensive income

Six months ended June 30	2021			2020
($ in thousands, except per share amounts)	Consolidated	Elimination of third-party interests*	Burford- only	Burford- only	% change
Capital provision income	87,211	(18,702)	68,509	251,127
Asset management income	4,329	7,393	11,722	7,629
Insurance income	799	-	799	623
Services income	682	-	682	180
Cash management income and bank interest	1,256	(1)	1,255	(2,034)
Foreign exchange (loss)	(2,840)	368	(2,472)	(4,675)
Third-party share of profit or loss relating to interests in consolidated entities	(8,736)	8,736	-	-
Total income	82,701	(2,206)	80,495	252,850	(68)%
Operating expenses - general	(40,355)	310	(40,045)	(35,986)
Operating expenses – legal finance non-cash accrual	(44,856)	-	(44,856)	-
Operating expenses – asset recovery non-cash accrual	(34,083)	-	(34,083)	-
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(2,532)	1,896	(636)	(478)
Operating expenses - related to equity and listing matters	(697)	-	(697)	(4,000)
Amortization of intangible asset	-	-	-	(4,747)
Operating (loss)/profit	(39,822)	-	(39,822)	207,639	(119)%
Finance costs	(26,092)	-	(26,092)	(19,766)
Loss on debt buyback	(1,616)	-	(1,616)	-
(Loss)/profit before tax	(67,530)	-	(67,530)	187,873	(136)%
Taxation	450	-	450	(36,422)
(Loss)/profit after tax	(67,080)	-	(67,080)	151,451	(144)%
Other comprehensive (loss)/income	(9,466)	-	(9,466)	33,436
Total comprehensive (loss)/income	(76,546)	-	(76,546)	184,887	(141)%

	Cents		Cents	Cents
Basic (loss)/profit per ordinary share	(31)		(31)	69
(Loss)/profit per fully diluted share	(31)		(31)	69
Basic comprehensive (loss)/income per ordinary share	(35)		(35)	85
Comprehensive (loss)/income per fully diluted share	(35)		(35)	84

*    The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

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Statement of financial position

June 30	2021			2020
($ in thousands, except per share amounts)	Consolidated	Elimination of third-party interests*	Burford- only	Burford- only	% change
Assets
Cash and cash equivalents	192,555	(28,949)	163,606	246,497
Cash management assets	266,891	-	266,891	15,957
Other assets	31,393	12,992	44,385	17,043
Due from settlement of capital provision assets	195,621	(64,213)	131,408	280,676
Capital provision assets	2,415,227	(367,418)	2,047,809	1,704,843	20%
Equity securities	-	-	-	18
Tangible fixed assets	13,496	-	13,496	17,877
Intangible asset	-	-	-	3,956
Goodwill	134,045	-	134,045	133,936
Deferred tax asset	296	-	296	6,564
Total assets	3,249,524	(447,588)	2,801,936	2,427,367	15%
Liabilities
Debt interest payable	13,908	-	13,908	9,061
Other liabilities	125,640	(612)	125,028	40,509
Debt issued	1,034,233	-	1,034,233	625,625
Capital provision asset subparticipations	15,451	(7,075)	8,376	8,230
Third-party interests in consolidated entities	439,901	(439,901)	-	-
Deferred tax liabilities	21,680	-	21,680	23,142
Total liabilities	1,650,813	(447,588)	1,203,225	706,567	70%
Total net assets	1,598,711	-	1,598,711	1,720,800	(7)%

Net asset value per share**	7.30		7.30	7.87
Net asset value per fully diluted share***	7.22		7.22	7.83

*    The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not affect the net income or total net assets of Burford.

**   Net asset value per share is total net assets divided by outstanding shares at period end.

***  Net asset value per fully diluted share is total net assets divided by fully diluted shares as set out in note 15 to our condensed consolidated financial statements included herein.

Overview of 1H 2021 results

In the first half of 2021, we saw robust levels of new business, including new commitments and deployments both at record levels. This level of activity suggests that the slowdown in new business in early 2020 from Covid has moderated and that we are finding considerable opportunities to deploy capital. Nonetheless, Covid has continued to impact the pace and progression of matters in our portfolio. The portfolio as a whole was quiet in the period, and capital provision income in the first half of 2021 decreased compared to the first half of 2020, as both realized and unrealized gains decreased. A key driver of the decrease in realized gains was the significant realized gains during the year-ago period, primarily from a set of ten related assets, which did not recur. In addition, in the period we changed our accounting estimate of expense associated with certain carry arrangements to accrue these expenses as we make fair value adjustments, matching potential future gains with potential future expenses. Also, the profit-sharing arrangement with the asset recovery business was terminated in the period except for a small number of grandfathered cases continuing under a new arrangement. These changes resulted in $79 million in non-cash accruals related principally to prior period fair value gains. The combination of these non-cash accruals and the moderate level of asset realizations was the key driver of the $67 million accounting loss in the period. With adjustments for non-cash items (particularly fair value adjustments and the non-cash accruals), profit after tax would have been $17 million.2

Realizations from capital provision ASSETS

Capital provision-direct asset realizations of $141 million in the first half of 2021 represented a 54% decrease from $308 million in the first half of 2020, primarily from realizations on a set of ten related assets in 1H 2020 that did not recur. During the first half of 2021, realizations were sourced entirely from capital provision-direct assets, while 36% of realizations in 1H 2020 were sourced from capital provision-indirect assets.

2 The $17 million profit after tax figure removes all non-cash items, including unrealized losses arising from fair value adjustments of $8 million, non-cash accruals of $79 million, and other non-cash gains of $3 million.

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Of our $141 million in realizations in 1H 2021, $103 million was related to the previously announced resolution of the Akhmedov judgment enforcement matter, which concluded late in the period. As a result, there was an increase in due from settlement receivables at June 30, 2021, compared to December 31, 2020. Burford received its full cash entitlement related to that matter in July 2021. Similarly, a significant portion of the realizations that occurred in the first half of 2020 gave rise to receivables at June 30, 2020, almost all of which were collected by year end 2020.

Burford-only income on capital provision-direct assets

Realized gains from capital provision ASSETS Burford-only income on capital provision-direct assets
For the six months ended June 30 ($ in thousands)	2021	2020
Realized gains/(losses) relative to cost	77,476	183,147
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(20,041)	717
Fair value adjustment in the period	11,326	67,399
Income on capital provision-direct assets	68,761	251,263

Burford-only income on capital provision-indirect assets
For the six months ended June 30 ($ in thousands)	2021	2020
Realized gains/(losses) relative to cost	-	2,714
Previous unrealized (gains)/losses transferred to realized gains/(losses)	-	(6,253)
Fair value adjustment in the period	791	3,478
Income on capital provision-indirect assets	791	(61)

Income on capital provision assets	69,552	251,202

Burford-only other loss on capital provision assets
For the six months ended June 30 ($ in thousands)	2021	2020
Impairment of other asset	(500)	-
Loss on capital provision asset subparticipations	(543)	(64)
Loss on equity securities	-	(11)
Other loss on capital provision assets	(1,043)	(75)
Total capital provision income	68,509	251,127

In the first half of 2021, all realized gains from capital provision assets came from the capital provision-direct portfolio. Capital provision-direct portfolio realized gains in the first half of 2021 of $77 million were down 58% from $183 million in the first half of 2020. Realized gains in the first half of 2020 also included $3 million from the capital provision-indirect portfolio.

A key driver of our capital provision-direct realizations and income during the first half of 2021 was the resolution of the Akhmedov judgment enforcement matter, in which Burford’s remaining invested cost was $30 million ($30 million Group-wide). From this asset recovery matter, we had $103 million of balance sheet realizations ($103 million Group-wide) and $73 million in realized gains; $24 million of unrealized gains from prior periods were transferred to realized, so the total contribution to capital provision income from this asset in 1H 2021 was $49 million. Including the more than $5 million received in prior periods, we had $109 million of realizations and $76 million in realized gains over the life of this deal. In aggregate, over the life of the investment, the matter generated an ROIC of 216% for the balance sheet (216% Group-wide) and an IRR of 67% for the balance sheet (67% Group-wide) on a GBP basis and a 233% ROIC (233% Group-wide) and a 71% IRR on a USD basis (71% Group-wide).

A key driver of our capital provision-direct realizations and income during the first half of 2020 was a set of ten related assets consisting of 18 cases in which we had $267 million of balance sheet realizations ($425 million Group-wide), for realized gains on the balance sheet of $172 million ($281 million Group-wide), which did not recur.

Unrealized gains from capital provision ASSETS

In the first half of 2021, 93% of unrealized gains from capital provision assets came from the capital provision-direct portfolio. During the first half of 2021, unrealized gains of $12 million represented continued positive case progress in a number of matters albeit at a slower pace than in the year-ago period, in which unrealized gains totaled $71 million. Given that relatively low level of realized gains in the first half of 2021 and the transfer of previously recognized

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unrealized gains to realized gains upon conclusion of matters, prior unrealized amounts transferred to realized gains exceeded unrealized gains.

Cash returns

Since Burford began operations in 2009 through June 30, 2021, on $1.7 billion of capital provision-direct realizations on our balance sheet, we have generated an ROIC of 95% (up from 92% at December 31, 2020) and an IRR of 30% (unchanged from 30% at December 31, 2020).

Liquidity

We finished the first half of 2021 with $430 million in cash and cash management assets, an increase of $94 million from $336 million at December 31, 2020. The increase in liquidity was primarily driven by the April 2021 US Debt Issuance, partially offset by the repurchase of $33 million of our 6.50% notes due 2022 and $215 million in deployments into capital provision assets. This does not include $103 million related to the Akhmedov judgment enforcement matter that was collected in July 2021. Our strong liquidity positions us to continue to deploy significant capital into the financing of new legal finance assets.

NEW Commitments

In the first half of 2021, Burford continued to demonstrate its ability to source high-quality, large assets, as capital provision-direct commitments totaled $284 million, up significantly from capital provision-direct commitments of $57 million in the first half of 2020. New commitments for capital provision-direct assets in the first half of 2021 included a new matter to which we committed and deployed $138 million on balance sheet and $139 million for our SWF partner between BOF-C and a new sidecar that will be formed in 2H 2021. This matter revolves around a number of antitrust claims against a large, financially strong multinational and, in addition to litigation risk, our asset structure includes some exposure to the defendant’s equity performance, as opposed to our more usual exposure to defendants’ credit risk.

Our capital provision-direct new business efforts in the first half of 2020 were significantly impacted by the Covid pandemic, as many clients paused from pursuing legal finance to transition to working remotely and to determine the impact on legal processes. At the same time, given the uncertain environment, we took a cautious stance on potential cases and counterparties. As a result, Burford’s new capital provision-direct commitments during 1H 2020 were significantly below recent prior levels. Legal processes and the overall environment stabilized beginning in 2H 2020 and continued to recover in 1H 2021, as our pipeline rebuilt and commitment volumes have increased.

Since early 2020, we have not made new commitments in our capital provision-indirect portfolio. With public market valuations and merger and acquisition multiples at historically high levels, we believe there is less opportunity to earn our target returns by investing in these assets. Further, given the medium-term potential we see to originate high-quality capital provision-direct assets, at present, we would prefer to deploy incremental funds into those higher-returning assets.

Deployments

Deployments also increased in 1H 2021 compared to 1H 2020. Our level of deployments on capital provision-direct assets during the first half of 2021 was $214 million, up 219% from $67 million in deployments in 1H 2020. Total deployments in 1H 2020 included $26 million related to the capital provision-indirect segment, while there was $1 million of deployments related to the capital provision-indirect segment in 1H 2021.

Asset management income

Asset management income during the first half of 2021 of $12 million was up from $8 million in the first half of 2020. This increase was largely attributable to higher income from BOF-C, our sovereign wealth fund arrangement, primarily driven by both realized and unrealized gains in the period.

We did not recognize any performance fees from any of our “European-style” litigation finance funds (Partners II, Partners III and BOF) during the first half of 2021. As assets in those funds continue to be realized, we are approaching a point when we could earn performance fees in those funds. Based on current fund performance, the two litigation finance funds that are now past their investment periods (Partners II and III) would generate together in excess of $50 million of performance fees. Those performance fees are only recognized when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur.

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Operating expenses

Operating expenses – general for the first half of 2021 of $40 million represents an 11% increase from $36 million for the six months ended June 30, 2020. This increase was driven by higher compensation expense from an increase in headcount, partially offset by lower travel and marketing expense because of the Covid pandemic.

Operating expenses in the period also included non-cash charges arising from a change in our accounting estimate related to certain carry arrangements. As further described in our 2020 Annual Report, we award to certain employees a participation in the actual cash performance of litigation matters, on a vintage year basis, which we call our “carry plan.” Given that we do not pay employees under this carry plan on the basis of unrealized fair value gains, pursuant to IAS-19, we have historically recognized carry plan expense only upon realizations for the related assets, without regard to fair value movements. However, as more cases have concluded and we have further validation of our predictive models in general and across asset types, our confidence in our modelling and valuation methodology has continued to increase and we believe it is appropriate to change our accounting estimate of that expense under IFRS and accrue expense related to certain carry arrangements as we make fair value adjustments. In 2021 and future periods, we will accrue this expense as we make fair value adjustments, matching potential future gains with potential future expenses. This change in accounting estimate caused us to accrue a $45 million non-cash charge related to prior fair value adjustments on legal finance assets. Of this charge, 70% was related to the substantial positive fair value adjustments on the YPF-related assets in prior periods.

In addition, we have accrued a $34 million non-cash charge related to the grandfathering of a small number of cases following the termination of a profit-sharing arrangement in our asset recovery business. The arrangement, which dated from the acquisition of the asset recovery business in 2015, was terminated in 2021, following the team’s integration within our core business. The grandfathered cases are at an advanced stage of activity. The accrual represents potential profit-sharing expense on the successful conclusion of those cases and relates to the carrying value of those matters, including fair value adjustments in prior periods.

Taxes

We had a taxation credit for the six months ended June 30, 2021, of less than $1 million, primarily driven by our loss before tax for the period. Cash taxes for the six months ended June 30, 2021, were less than $1 million, reflecting taxable income in certain tax jurisdictions. For the six months ended June 30, 2020, taxation expense was $37 million.

We continue to expect our tax rate to settle in the low teens over time.

Cash generation

Burford generated $63 million of cash receipts during the first half of 2021, driven primarily by realizations in our capital provision-direct assets. There were no cash receipts from capital provision-indirect assets in the Strategic Value fund in the first half of 2021.

Cash receipts*
Six months ended June 30, 2021 ($ in millions)	Burford-only		Other funds	BOF-C	Group-wide
Cash proceeds:
Capital provision-direct	50		52	7	109
Capital provision-indirect	-		-	-	-
Post-settlement finance	-		51	-	51
Asset management cash income	9		-	-	9
Services and other income	4		-	-	4
Total cash receipts	63	*	103	7	173
*	Cash receipts is a non-IFRS metric. For the six months ended June 30, 2021, Capital provision assets-proceeds received, the most comparable IFRS measure, were $47 million on a consolidated basis. A reconciliation to Capital provision assets-proceeds received can be found on page 57.

Cash receipts in 1H 2021 of $63 million represented a 72% decrease from $224 million in 1H 2020. This decrease was expected, as cash receipts in 1H 2021 were derived predominantly from realizations from capital provision-direct assets, while in the year-ago period capital provision-indirect assets contributed $170 million to total cash receipts. Excluding cash receipts from capital provision-indirect assets, cash receipts increased by 17% compared to the year-ago period. Cash receipts in 1H 2021 did not include the $103 million in cash proceeds from the Akhmedov judgment enforcement matter. Although this matter concluded in the period, the cash proceeds were received in July 2021.

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Burford-only cash receipts**

($ in millions)	1H 2021		1H 2020
Cash proceeds from capital provision-direct	50		46
Cash proceeds from capital provision-indirect*	-		170
Cash from asset management income	9		8
Cash from services and other income	4		—
Cash receipts	63	**	224

*    Includes proceeds from hedging-related assets

**   Cash receipts is a non-IFRS metric. For the six months ended June 30, 2021, Capital provision assets-proceeds received, the most comparable IFRS measure, were $47 million on a consolidated basis. A reconciliation to Capital provision assets-proceeds received can be found on page 57.

To the degree that the capital provision-indirect portfolio remains modest in size, we would expect Burford’s aggregate cash receipts to continue to reflect minimal contribution from those assets. As a result, going forward we would expect the net impact of lower cash receipts from capital provision-indirect assets on available cash for the rest of the business to be minimal.

1H 2021 cash bridge

Burford-only

($ in millions)

*
Cash receipts is a non-IFRS metric. For the six months ended June 30, 2021, Capital provision assets—proceeds received, the most comparable IFRS measure, were $47 million. A reconciliation to the Capital provision assets—proceeds received can be found on page 57.

For further information on how data in this Cash receipts section is related to data in the financial statements notes, see Cash receipts data reconciliation on page 57 of the “Data reconciliation” section.

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Current portfolio

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross-collateralized rather than reliant on the performance of a single matter. As of June 30, 2021, our Burford-only portfolio consisted of 166 assets held directly and three other assets held indirectly through our investment in the Strategic Value fund.

At June 30, 2021, our consolidated3 portfolio was $3.7 billion, including deployed cost, unrealized gain and undrawn commitments, while the Group-wide portfolio was $4.8 billion, of which $3.0 billion was attributable to the Burford-only balance sheet.

For a reconciliation of our current portfolio on a consolidated basis to the calculation on a Group-wide basis, see Portfolio data reconciliation on page 57-58 of the “Data reconciliation” section. The following table reconciles the calculation of our current portfolio on a Burford-only basis to the calculation on a Group-wide basis.

			Current portfolio
As of June 30, 2021 ($ in millions)	Burford-only		Funds		BOF-C		Total
Capital provision-direct:
Deployed cost	1,097		518	*	214	*	1,829
+ Fair value adjustments	906		101		22		1,029
= Carrying value	2,003		619		236		2,858
+ Undrawn commitments	1,024		261		290		1,575
= Total	3,027		880		526		4,433
Capital provision-indirect:
Carrying value	19	**	7	**	-		26**
+ Undrawn commitments	-		-		-		-
= Total	19		7		-		26
Post-settlement:
Deployed cost	-		256		-		256
+ Fair value adjustments	-		45		-		45
= Carrying value	-		301		-		301
+ Undrawn commitments	-		5		-		5
= Total	-		306		-		306
							-
Total portfolio	3,046		1,193		526		4,765

*    Other funds commitment figure for 2021 includes an approximately $100 million interest in an asset that was held in BOF-C at June 30, 2021, but is shown in the table to reflect the intended transfer during 2H 2021, at cost, to a newly formed sidecar, managed by Burford, and with the same ultimate SWF investor as BOF-C.

**   Buford-only’s capital provision-indirect carrying value of $45 million reflects its share of the Strategic Value fund NAV as of June 30, 2021, which is inclusive of both its proportionate share of the Strategic Value fund’s capital provision assets of ongoing matters and due from settlement of capital provision assets of concluded maters. The $19 million in the table reflects the Burford-only proportionate share of the Strategic Value fund’s capital provision assets of ongoing matters and does not include concluded matters that are receivables.

The Group-wide portfolio has grown at a compound annual growth rate of 46% over the four-and-a-half years ending June 30, 2021, driven by growth in commitments and deployments over that period and our entry into the asset management business through our December 2016 acquisition of GKC Holdings, LLC (“GKC”).

3 Consolidated figures are provided from time to time in this section of the report as a means to demonstrate how the Burford-only and Group-wide financial data tie into the consolidated financial reports.

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Total portfolio Group-wide (at period end, $ in millions)

Unfunded commitments

Our portfolio includes both commitments that have been funded and, therefore, have become deployments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. Although our realizations are typically neither controllable nor predictable, we do have significantly more visibility into and control over our deployments. Although some portion of these deployments is on prior definitive commitments, which we are obligated to fund, a significant portion of deployments on prior commitments is discretionary, so that we have control over whether to fund.

At June 30, 2021, our consolidated unfunded commitments were $1.3 billion. As of the same date, our Burford-only balance sheet unfunded commitments were $1.0 billion and our Group-wide total unfunded commitments were $1.6 billion. Deployments on new potential commitments are entirely within our control since we can decline to make the commitment in the first instance if we do not want to deploy capital at that time.

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The table below sets forth our Group-wide unfunded commitments outstanding at June 30, 2021, and December 31, 2020, on a consolidated basis, a Burford-only basis and a Group-wide basis and provides a reconciliation.

		Unfunded commitments
				Elimination of
As of June 30, 2021		Consolidated		third-party	Burford-only	Fund	BOF-C	Group-wide
(December 31, 2020)		commitments		interests	commitments	commitments	commitments	commitments
Capital provision-direct:
Legal finance	2021	1,225	*	(286)	939	242	284	1,465
	2020	1,161	*	(239)	922	265	234	1,421
Legal risk management	2021	91	*	(6)	85	19	6	110
	2020	94	*	(6)	88	21	6	115
Capital provision-indirect:
Strategic Value fund	2021	-	*	-	-	-	-	-
	2020	-	*	-	-	-	-	-
Post-settlement:
Post-settlement funds	2021	-		-	-	5	-	5
	2020	-		-	-	27	-	27
Total unfunded commitments	2021	1,316		(292)	1,024	266	290	1,580
	2020	1,255		(245)	1,010	313	240	1,563

*    See note 17 (financial commitments and contingent liabilities) to our condensed consolidated financial statements.

The table above shows approximately $1.0 billion of unfunded (undrawn) commitments attributable to the capital provision-direct portfolio for Burford-only at June 30, 2021. Other undrawn commitments are the responsibility of funds and other capital pools, which plan separately to be able to meet those commitments, typically by calling capital from their investors. Of the $1.0 billion, $85 million is attributable to legal risk management, none of which we expect to fund and none of which would be drawn on any sort of accelerated basis. The remaining $939 million relates to existing legal finance arrangements. As our funding commitments may not be deployed for a variety of reasons they are considered unfunded, as presented in Note 17 to our consolidated financial statements.

While $939 million of legal finance arrangements seems like a large number, there are three important points to bear in mind about undrawn commitments. First, our undrawn commitments can be divided into two categories: Discretionary and definitive. Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. As an example, if we have committed to a law firm to fund future new cases for them, that commitment would be subject to underwriting and approving those new cases; we would not be obligated to provide funding unless we have given those approvals. Definitive commitments are those where we are contractually obliged to fund incremental capital and failure to do so without good reason (such as a material negative change in a case’s prospects) would typically come with adverse contractual consequences. Of the $939 million of unfunded litigation finance commitments, $515 million (55%) are discretionary and $424 million (45%) are definitive.

Capital provision-direct unfunded commitments
Burford-only

	June 30,		December 31,		June 30,
($ in millions)	2021	% of total	2020	% of total	2020	% of total
Unfunded commitments – legal finance
Definitive	424	45%	347	38%	291	36%
Discretionary	515	55%	575	62%	515	64%
Total	939	100%	922	100%	806	100%

Second, we have good visibility into the timing of when definitive commitments will be drawn. This visibility is partly because many of our agreements structure future draws on an explicit timetable or with reference to case events, and partly because we have insight into the timing of individual legal actions. For example, our experience informs us that the median time to trial in the US federal courts is regularly at least a couple of years. Thus, we expect that typically the most significant portion of our funding that relates to a case’s trial in those courts for a new matter in 2021 will not be drawn until 2023 at the earliest.

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Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last four years of 15% of total deployments during the course of the year on undrawn commitments at prior year’s end.

Capital provision-direct deployments on unfunded legal finance commitments
Burford-only

						Five-year
($ in millions)	1H 2021	2020	2019	2018	2017	median
Unfunded commitments as of period end	922	829	615	503	296
Deployed in following year (i.e., 2020 deployed in 2021)*	65	97	94	152	47
Annual(ized) percent deployed	14%	12%	15%	30%	16%	15%

*    Represents 1H 2021 deployments

Third, the incidence of settlement means that not all of our commitments will be drawn. Historically, we have deployed on average 85% of our commitments on concluded (fully and partially) matters, although it can take many years to reach that level.

Third, the incidence of settlement means that not all of our commitments will in any event be drawn. Historically, we have ended up deploying on average 89% of our commitments on concluded (fully and partially) matters, but it can take many years to reach that level .

Capital provision-direct portfolio

Before considering the performance of the legal finance assets in our Burford-only capital provision-direct portfolio, it may be worth reviewing the typical life of a litigation matter. While different legal fora have somewhat different approaches, this generic approach is generally applicable. Once a case commences, pre-trial activity begins, including discovery and pre-trial motions. Often, as the case develops through this phase, one side or the other will conclude its position is not as strong as it thought, which can lead to settlement discussions. If a case doesn’t settle, it moves to trial and a judgment; again, settlement can often occur during the trial phase. After a judgment has been entered, there is typically an appeal process (during which settlements can also occur) before the judgment becomes final. This entire process can occur over the course of several years but, in some jurisdictions, can take longer (or, in some small number of cases, be faster).

Legal finance life cycle Burford-only capital provision-direct assets fully and partially concluded portfolio ($ in millions)

Of our concluded cases through June 30, 2021, 60% based on deployed cost have settled, while 40% have gone to adjudication (note that we include assets sold within the adjudication category for purposes of this analysis).

Returns are robust from settlements, but strong return outperformance comes from asymmetric returns on judgments. This is not anything unusual nor are those outperforming assets unique or non-repeatable; rather, it is the fundamental

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nature of the litigation process to produce dispersed returns. Our underwriting process and deal structures are designed to put potential outperformers in the portfolio and to make sure we get significant returns if they go all the way to a positive judgment.

Losses are a normal part of our business but are well tolerated within our portfolio in light of our high returns in the event of successful matters.

In 1H 2021, Burford continued to demonstrate its ability to generate significant returns from a number of its concluded capital provision-direct matters, with two matters that fully or partially concluded during the period generating ROICs of 200% or greater. At June 30, 2021, of concluded assets since inception, 25 matters representing 15% of the total of deployed cost of concluded assets have generated an ROIC of 200% or greater.

In 1H 2021, Burford continued to demonstrate its ability to generate significant returns from a number of its concluded capital provision-direct matters, with two matters that fully or partially concluded during the period generating ROICs of 200% or greater. At June 30, 2021, of concluded assets since inception, 25 matters representing 15% of the total of deployed cost of concluded assets have generated an ROIC of 200% or greater.

Concluded assets arrayed by ROIC (%) since inception Burford-only capital provision-direct fully and partially concluded portfolio ($ in millions)
A	B	C	D
0% or less ROIC	0 to 99% ROIC	100 to 199% ROIC	200% or greater ROIC	Total
Deployed: $139 15% of total	Deployed: $500 56% of total	Deployed: $117 14% of total	Deployed: $137 15% of total	Deployed: $893
Profit: $(96) (11)% of total	Profit: $147 17% of total	Profit: $145 17% of total	Profit: $649 77% of total	Profit: $845

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Portfolio tenor

In calculating a portfolio weighted average life (WAL), we compute a weighted average of the individual asset WALs. On that basis, we can look at the historical weighted average lives (beginning at the point of average deployment) of the capital provision-direct portfolio, weighted both by deployed cost (our historical method) and by recoveries. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed while weighting by recoveries provides a view on how long on average it takes to recover a dollar of return.

The chart below provides WALs of concluded cases on a cumulative basis. Concluded WALs were essentially unchanged during the first half, impacted by the lower level of realizations due to the Covid pandemic’s slowing of the pace and progression of matters in our portfolio. As a result, concluded WALs have been essentially unchanged. As cases that have taken longer because of Covid conclude, we would expect WALs to increase.

Weighted average life of concluded assets since inception Burford-only capital provision-direct assets—fully and partially concluded portfolio ($ in millions and WAL in years)

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Portfolio returns

As of June 30, 2021, concluded assets in the Burford-only capital provision-direct portfolio had generated, on a cumulative basis, an ROIC of 95% and an IRR of 30% since our inception.

returns since inception from concluded (fully and partially) portfolio
Portfolio returns since inception Burford-only capital provision-direct assets—fully and partially concluded portfolio

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are currently originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our returns data excluding our Petersen realizations (YPF-related assets); at June 30, 2021, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC since inception would have been 70% and our IRR 25%.

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Summary of capital provision-direct portfolio

Set forth below is a table with a summary by vintage of every asset that we have funded in our capital provision-direct portfolio on Burford’s balance sheet over our history. A table with details on every asset that we have funded in our capital provision-direct portfolio over our history as of June 30, 2021, is posted on our website.

Capital provision-direct assets
Burford-only as of June 30, 2021

	Number of	Commitment	Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	cost(1)	proceeds(1)	ROIC	IRR	WAL – D3	WAL – R4
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	0%	3.6	2.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	41%	2.3	2.1
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	9	22	21	27	33%	19%	1.9	2.0
Partial realized - concluded	—	5	5	8
Partial realized - ongoing	2	3	—	—
Ongoing	1	12	11	—
2013 Total	12	42	37	35

Concluded	15	85	63	98	64%	32%	1.7	1.8
Partial realized - concluded	—	12	12	24
Partial realized - ongoing	4	38	28	—
Ongoing	4	30	28	—
2014 Total	23	165	131	122
(1)	Amounts in currencies other than US dollars are reported in this table at the foreign exchange rate in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were recovered. Amounts related to those transactions (such as current unfunded commitments or current deployed costs) reflected elsewhere in this “financial and operational review” or in the Financial Statements may be reported based on the current foreign exchange rate and, therefore, may differ from the amounts in this table.
(2)	A portion of some ongoing assets’ unfunded commitments are no longer an obligation. This table presents an asset's gross commitments, so it does not show a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 17 of the consolidated financial statements.
(3)	WAL of the vintage weighted by deployments and is inclusive of concluded and partially concluded assets in each vintage.
(4)	WAL of the vintage weighted by recoveries and is inclusive of concluded and partially concluded assets in each vintage.

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Capital provision-direct assets
Burford-only (continued)

	Number of	Commitment	Deployed	Recovered		Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	cost(1)	proceeds(1)		ROIC	IRR	WAL – D3	WAL – R4
Concluded	15	104	81	103		282%	141%	1.4	2.7
Partial realized - concluded	—	10	9	242
Partial realized - ongoing	4	145	79	—
Ongoing	1	5	5	—
2015 Total	20	264	174	345

Concluded	10	207	179	251		36%	18%	1.7	2.0
Partial realized - concluded	—	24	24	25
Partial realized - ongoing	9	183	51	—
Ongoing	7	68	62	10	[5]
2016 Total	26	482	316	286

Concluded	6	73	69	110		51%	36%	1.2	1.6
Partial realized - concluded	—	38	38	52
Partial realized - ongoing	6	183	105	—
Ongoing	13	240	106	—
2017 Total	25	534	318	162

Concluded	7	66	58	138		116%	47%	2.2	2.0
Partial realized - concluded	—	22	20	30
Partial realized - ongoing	8	82	58	—
Ongoing	24	247	117	—
2018 Total	39	417	253	168

Concluded	10	77	73	194		165%	170%	0.8	0.8
Partial realized - concluded	—	6	6	14
Partial realized - ongoing	7	118	75	—
Ongoing	30	265	81	—
2019 Total	47	466	235	208

Concluded	1	15	1	—		(8)%	0%	—	—
Partial realized - concluded	—	5	5	5
Partial realized - ongoing	1	46	46	—
Ongoing	27	180	56	—
2020 Total	29	246	108	5

Concluded	—	—	—	—		0%	0%	—	—
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	14	249	148	—
1H 2021 Total	14	249	148	—

Overall total
Concluded	111	927	774	1,338
Partial realization – concluded portion[6]	41	122	119	400
Total capital provision-direct concluded portion	152	1,049	893	1,738		95%	30%	1.9	2.3
Partial realization – ongoing portion[6]	41	798	442	-
Ongoing	125	1,335	654	10	[5]
Total capital provision-direct ongoing portion	166	2,133	1,095	10
Total capital provision-direct	277	3,182	1,988	1,748
(5)	Includes prepaid proceeds received on a matter where the litigation risk is not yet concluded.
(6)	As of June 30, 2021, there are 41 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing.

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Details on our current portfolio

As of June 30, 2021, our capital provision-direct portfolio on Burford’s balance sheet included 166 different assets. The portfolio includes certain related exposures where we have multiple assets related to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. At June 30, 2021, our five largest related groups of exposures were:

Largest balance sheet capital provision-direct related exposures
						Balance sheet: %
				Group-wide	Burford-only	of total capital
				deployed	deployed	provision-direct
	Geography of	Number of	Number of	cost	cost	portfolio
Case type	jurisdiction	assets	cases	$ in millions	$ in millions	deployed cost
Antitrust	Global	2	503	277	138	13%
Antitrust	North America	6	21	202	85	8%
Arbitration	Europe	1	2	91	68	6%
Contract	North America	4	2	85	45	4%
Antitrust	Europe	3	13	63	52	5%

Capital provision-indirect portfolio

The capital provision-indirect portfolio is comprised entirely of the assets in the Strategic Value fund. We raised the Strategic Value fund in June 2017 with $500 million in investor commitments, including a $150 million commitment of cash from the Burford-only balance sheet. The Strategic Value fund structure allows limited partners to opt in or out of each specific investment, and we are able to scale the balance sheet participation to absorb some of any opt-outs if desired. In addition to our original commitment, we have the opportunity to take investment overages when available, which we have exercised. We remain the largest investor in the fund. At June 30, 2021, the capital provision-indirect portfolio had total fund assets of $90 million (comprised of $26m ongoing capital provision-indirect assets and $64m of due from settlements), including $45 million owned by Burford. During the first half of 2021, one asset from the 2018 vintage concluded; however, as the fund has not yet received cash proceeds from that matter, this is not yet recognized as a realization at the Burford-only level.

The recent market environment has not been conducive to relevant merger and acquisition activity, which is the source of the primary strategy for the Strategic Value fund. As a result, we have made no new capital provision-indirect commitments or deployments (other than for hedging positions) since early 2020, and we do not expect to do so in the near term.

We also have prioritized resolving cases and returning capital in the Strategic Value fund. Because of the shorter weighted average lives and lower risk of these assets, ROICs in this fund generally are lower than traditional litigation finance assets. In addition, during the pandemic, we made a strategic choice to de-risk this portfolio in light of global financial uncertainty, turbulent market conditions and uncertain judicial speed and engagement, which resulted in lower recent returns in this portfolio. In addition to direct investment returns, Burford earns management and performance fees from these assets, increasing our total return from this portfolio.

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A summary by vintage of the concluded performance data on our capital provision-indirect portfolio appears below. Total commitments is the same as total deployed in this table given that the investments are not made pursuant to a contractual obligation but are rather made by our investing in an asset as a principal. A table with details on every asset that we have funded in our capital provision-indirect portfolio over our history as of June 30, 2021, is posted on our website.

At June 30, 2021	Number of	Total	Total	Total
($ in millions) (includes hedging)	assets	commitments	deployed	recovered	ROIC	IRR	WAL*	Final life*
2017
Concluded - pre pandemic**	6	362	362	392	8%	12%	0.7	1.3
Concluded - during pandemic	1	49	49	56	15%	16%	1.0	2.8
2017 Vintage total	7	411	411	448	8%	13%	0.8	1.5

2018
Concluded - pre pandemic**	2	130	130	149	14%	46%	0.4	0.4
Concluded - during pandemic	3	204	204	224	9%	5%	1.9	2.3
2018 Vintage total - concluded	5	334	334	373	11%	9%	1.3	1.6
Ongoing***	2	117	117	89
2018 Vintage total	7	451	451	462

2019
Concluded - pre pandemic**	1	65	65	68	4%	44%	0.1	0.2
Concluded - during pandemic	2	117	117	111	(5)%	(9)%	0.6	0.7
2019 Vintage total - concluded	3	182	182	179	(1)%	(4)%	0.4	0.5
Ongoing***	1	118	118	118
2019 Vintage total	4	300	300	297

Total concluded - pre pandemic**	9	557	557	609	9%	17%	0.6	1.0
Total concluded - during pandemic	6	370	370	391	6%	4%	1.0	1.7
Total concluded	15	927	927	1,000	8%	10%	0.9	1.3
Recoveries above deployments				73
Total ongoing***	3	235	235	207
Ongoing assets: Deployments less recoveries to date				(28)
Total	18	1,162	1,162	1,207
*	WAL and final life are weighted by recoveries. Final life represents the time to conclusion of the matter, while WAL reflects the average time to receipt of recovered proceeds.

** For purposes of this table, pre pandemic refers to pre-March 2020.

***	Capital provision-indirect ongoing investments may receive prepayments while the case is ongoing hence generating proceeds on investments that are classified as ongoing.

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Commitments

We build our business by, first, making commitments to fund legal finance assets, which in turn generate deployments of our capital, followed sometime later by a realization of our capital (through settlements, judgments or sales of our entitlement) and the return on it. Our origination and underwriting teams focus on generating commitments to our clients since these commitments are what will give rise to our capital provision assets, both in our funds and on our balance sheet.

Group-wide commitments by type entered into during the six months ended June 30

($ in millions)		Burford-only		Other funds**		BOF-C**		Group-wide total
Capital provision-direct	2021	284	56%	101	20%	118	24%	503
	2020	57	49%	27	23%	32	28%	116
Capital provision-indirect*	2021	-	0%	-	0%	-	0%	-
	2020	26	72%	10	28%	-	0%	36
Post-settlement	2021	-	0%	24	100%	-	0%	24
	2020	-	0%	51	100%	-	0%	51
Total	2021	284	54%	125	24%	118	22%	527
	2020	83	42%	88	43%	32	17%	203

*    Includes commitments for hedging-related assets.

**  Other funds’ commitment figure for 2021 includes an approximately $100 million interest in an asset that was held in BOF-C at June 30, 2021, but is shown in the table to reflect the intended transfer during 2H 2021, at cost, to a newly formed sidecar, managed by Burford, and with the same ultimate SWF investor as BOF-C.

Capital provision-direct

Capital provision-direct new commitments

Group-wide

($ in millions)

*
The funds’ commitment figure for 2021 includes an approximately $100 million interest in an asset that was held in BOF-C at June 30, 2021, but is shown in the chart to reflect for the intended transfer during 2H 2021, at cost, to a newly formed sidecar, managed by Burford, and with the same ultimate SWF investor as BOF-C.

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During the first half of 2021, Burford continued to demonstrate the ability to source high-quality, large assets, as new capital provision-direct commitments reached an all-time high on both a Group-wide basis and Burford-only basis. Group-wide new capital provision-direct commitments totaled $503 million, up significantly from $116 million in the first half of 2020, while on a Burford-only basis new capital provision-direct commitments totaled $284 million compared to $57 million in 1H 2020. New commitments for capital provision-direct assets in the first half of 2021 included a new matter to which we committed and deployed $138 million on balance sheet and $139 million for our SWF partner between BOF-C and a newly formed sidecar in 2H 2021, managed by Burford and with the same ultimate SWF investor as BOF-C. This matter revolves around a number of antitrust claims against a large, financially strong multinational and, in addition to litigation risk, our asset structure includes some exposure to the defendant’s equity performance, in contrast to our more usual exposure to defendants’ credit risk.

In the early days of the Covid pandemic, our pipeline of funding opportunities was negatively impacted by clients and law firms shifting their focus to immediate operational issues while we also made the conscious decision to reduce new business levels given macro uncertainty, which impacted new capital provision-direct commitments in 1H 2020.

BOF (our current core litigation finance fund) and BOF-C (our arrangement with the SWF) were both put in place in December 2018. Given the attractive economics of these third-party funding structures, especially the BOF-C arrangement where we receive 60% of investment profits while investing 33% of the investment capital, we believe that our Burford-only profitability benefits from these arrangements.

In December 2018, we began allocating new eligible legal finance assets 42% to the Burford-only balance sheet, 33% to BOF-C and 25% to BOF based on strict protocols. Deviations from this protocol were mostly because certain categories of legal finance assets are excluded from BOF-C’s participation for comity reasons. When an exclusion applied, assets were instead allocated 63% to the Burford-only balance sheet and 37% to BOF. From time to time other deviations may also occur among the three capital sources due to risk limits, historical participation in a prior transaction, concentration limits or other objective factors.

Late in 2020, BOF became fully committed to fund assets. From that point, BOF may only take on new commitments to the degree that it has recycled capital from recoveries on prior deployed assets. With BOF fully committed, BOF-C agreed to increase its participation in each eligible transaction from 33% to 50%; as a consequence, the effective portion of commitment by Burford’s balance sheet in these transactions rises from 42% to 50% on these transactions. However, as to the $277 million asset discussed above, the allocation was $138 million to the Burford-only balance sheet, $39 million to BOF-C and $100 million that was held by BOF-C at June 30, 2021, but will be transferred, during 2H 2021, at cost, to a newly formed sidecar vehicle managed by Burford, for concentration and other reasons.

Commitment data is supplemental financial information that we do not calculate or present on a Consolidated basis.

Deployments

The table below sets forth our Group-wide deployments for the six months ended June 30, 2021.

Group-wide deployments by type

($ in millions)		Burford-only		Other funds**		BOF-C**		Group-wide Total
Capital provision-direct	2021	214	54%	120	30%	64	16%	398
	2020	67	55%	31	26%	23	19%	121
Capital provision-indirect*	2021	1	100%	-	0%	-	0%	1
	2020	26	72%	10	28%	-	0%	36
Post-settlement	2021	-	0%	35	100%	-	0%	35
	2020	-	0%	101	100%	-	0%	101
Total	2021	215	50%	155	36%	64	14%	434
	2020	93	36%	142	55%	23	9%	258

*    Includes deployments for hedging-related assets.

**   Other funds deployments figure for 2021 includes an approximately $100 million interest in an asset that was held in BOF-C at June 30, 2021, but is shown in the table to reflect for the intended transfer during 2H 2021, at cost, to a newly formed sidecar, managed by Burford, and with the same ultimate SWF investor as BOF-C.

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Capital provision-direct

Capital provision-direct new deployments

Group-wide

($ in millions)

*
The funds deployment figure for 2021 includes an approximately $100 million interest in an asset that was held in BOF-C at June 30, 2021, but is shown in the chart to reflect the intended transfer, at cost, to a newly formed sidecar, managed by Burford, and with the same ultimate SWF investor as BOF-C.

Group-wide deployments in our capital provision-direct portfolio of $398 million in 1H 2021 were up 229% compared to the prior year period. Deployments in 1H 2020 were impacted by our disciplined approach, given the market environment in light of the outbreak of the Covid pandemic. Starting in 2H 2020, however, our deployments increased, which continued in the first half of 2021.

For further information on how data in this Deployments section is related to data in the notes to our financial statements, see Deployments Data Reconciliation on page 58 of the “Data reconciliations” section.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement receivable. Cash from realizations during the period net of any change in due from settlement receivables comprises our cash proceeds for the period.

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Group-wide realizations by type
1H 2021 (1H 2020)
($ in millions)

								Group-wide
($ in millions)		Burford-only		Other funds		BOF-C		Total
Capital provision-direct	2021	141	87%	16	10%	6	3%	163
	2020	308	63%	177	36%	3	1%	488
Capital provision-indirect*	2021	26	39%	41	61%	-	0%	67
	2020	170	77%	51	23%	-	0%	221
Post-settlement	2021	-	0%	51	100%	-	0%	51
	2020	-	0%	111	100%	-	0%	111
Total	2021	167	60%	108	38%	6	2%	281
	2020	478	58%	339	41%	3	1%	820
*	Includes realizations from hedging positions

Capital provision-direct realizations – Group-wide ($ in millions)

Group-wide capital provision-direct realizations in the first half of 2021 totaled $163 million, down from $488 million in 1H 2020 but up from $120 million in 2H 2020. Realizations in 1H 2021 included the $103 million realization related to the Akhmedov judgment enforcement matter, which concluded late in the period. Six matters concluded in 1H 2021, down from fifteen in 1H 2020. The primary driver of the large realizations result in 1H 2020 was a set of ten related assets that reached favorable adjudication outcomes, resulting in $267 million in Burford-only realizations and $172 million in Burford-only realized gains.

Since inception, we have generated $1.7 billion in realizations from concluded or partially concluded assets from our capital provision-direct assets on our balance sheet, which had a deployed cost of $893 million, yielding $845 million in realized gains. As of June 30, 2021, we have $1.1 billion (at original exchange rates) in capital deployed in ongoing assets.

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Realizations by vintage year* Burford-only capital provision-direct ($ in millions) * Includes prepaid proceeds in an ongoing asset

For 1H 2021 and 2H 2020, realization levels have been somewhat modest, especially from our more recent vintages (2017 and later), though we did have a significant realization in 1H 2021 from our 2018 vintage. As these vintages continue to season, however, we would expect to see significant realizations from them over time. This is partially indicated by strong unrealized gains in those vintages to date and given the large size of these vintages as measured by ongoing deployed cost.

Despite this expectation, we continue to caution that the timing of realizations may be “lumpy”. We can neither predict nor control the timing of the generation of litigation returns. We finance large, complex commercial claims. Our realizations come from their resolution. There is no “normal” for the duration of such claims, as they are inherently idiosyncratic. We have had cases resolve in less than a week, and we have matters from 2010 that are still unresolved.

We continue to have a small number of ongoing assets in our older vintages. Although we may have taken fair value adjustments on these older ongoing assets, it is not surprising that they are still ongoing since we do not conclude our assets until there is no longer any litigation risk remaining and adjudications can take a long time. Some of these longer dated assets may turn out to be successes. Others could be losses. We will not know until legal activity concludes.

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Realized gains and losses

In 1H 2021, realized gains on capital provision assets of $77 million included a significant contribution from the Akhmedov judgment enforcement matter; however, realized gains decreased compared to 1H 2020, which included realized gains from a set of ten related assets that reached favorable adjudication outcomes.

Burford had $5 million in realized losses on cases that concluded during 1H 2021, which represented 0.5% of average capital provision-direct assets at cost during the period, down from 2.1% in 2H 2020. The first half of 2021 was slow due in large part to comparatively slow litigation activity, rather than negative developments in our underlying assets.

For further information on how data in this Realizations section is related to data in the financial statements notes, see Realizations Data Reconciliation on page 59 of the “Data reconciliation” section.

Due from settlement receivables

When an underlying case has concluded and a legal finance asset has been realized, we book the amount due to us for our capital and return as a due from settlement receivable. In a substantial majority of situations, we are due cash and our receivable is typically paid within the reporting period. In a small number of cases (typically where our client does not receive cash for the settlement or judgment), we receive non-cash consideration, such as stock or some form of debt such as a mortgage or a loan.

As of June 30, 2021, due from settlement receivables were $131 million (December 31, 2020: $31 million), which included $103 million related to the Akhmedov judgment enforcement matter that concluded late in the period. That receivable was collected in July 2021.

Fair value

We record legal finance assets at initial fair value, which is equivalent to deployed funded cost, until there is some objective event in the underlying litigation that would cause a change in value, whereupon we reflect the impact (up or down) of that objective event through a fair value adjustment.

We estimate fair values based on the specifics of each asset, and fair values typically change upon an asset having a return entitlement or progressing in a manner that, in our judgment, would result in a third-party being prepared to pay an amount different from the original sum invested for our rights in connection with the asset. Positive, material progression of an asset would give rise to an increase in fair value while an adverse outcome would give rise to a reduction. The quantum of change depends upon the potential future stages of asset progression. The consequent effect when an adjustment is made is that the fair value of an asset with few remaining stages is adjusted closer to its predicted final outcome than one with many remaining stages. In litigation matters, before a judgment is entered following trial or other adjudication, the key stages of any matter and their impact on fair value are substantially case specific but may include the motion to dismiss and the summary judgment stages. Following adjudication, appeals proceedings provide further opportunities to re-assess the fair value of an asset.

The estimation of fair value is inherently uncertain. Awards and settlements are hard to predict and often have a wide range of possible outcomes. Furthermore, there is much unpredictability in the actions of courts and litigants because of the large number of variables involved and consequent difficulty of predictive analysis. In addition, there is little activity in transacting assets and hence little relevant data for benchmarking the effect of asset progression on fair value, although the existence of our secondary market sales is a valuation input.

Fair value process

Once an asset is originated, it is assigned to a case owner, who oversees the asset until the asset (generally a case) is concluded. The case owner provides senior management monthly commentary on developments as part of a global reporting framework and on a quarterly basis provides senior management, who provides the Board, a confidential report on the status of each asset, along with overall portfolio and risk reporting. At each half year, asset developments that could give rise to valuation changes are also flagged at the management level and rolled up for consideration by senior management and ultimately by our Valuation Committee pursuant to our valuation policy. Our Valuation Committee consists of the Chief Executive Officer, Chief Investment Officer, Deputy Chief Investment Officer, Chief Financial Officer, one of our Co-Chief Operating Officers and the Managing Director responsible for portfolio oversight. The entire valuation process is overseen by the Audit Committee.

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Valuation policy

We operate under a valuation policy that relies on objective events to drive valuation changes. For the vast majority of our legal finance assets, the objective events considered under the fair value policy (which is in line with IFRS 13 — Fair Value Measurements) relate to the litigation process. When the objective event in question is a court ruling, Burford discounts the potential impact of that ruling commensurate with the remaining litigation risk. Our policy assigns valuation changes in fixed ranges based on, among other things:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award and an objective negative event at various stages in a litigation

In a small number of instances, we have the benefit of a secondary sale of a portion of an asset. When that occurs, we factor the market evidence into our valuation process; the more robust the market testing of value is, the more weight we accord to the market price.

The table below provides a stratification of our consolidated capital provision-direct and consolidated capital provision-indirect Level 3 assets at June 30, 2021, into different categories of fair valuation factors (reflecting objective litigation events and/or market transactions) that underlie the current valuation of those assets.4

At June 30, 2021
Consolidated capital provision Level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	774,840	45,404	729,436	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	178,014	123,560	54,454	29%	50%	10%	6,382	9,818	(3,436)	(36)%	(60)%	(32)%
Trial court judgment or tribunal award	69,396	35,240	34,156	53%	60%	50%	196	980	(784)	(80)%	(80)%	(80)%
Appeal judgment	25,396	11,453	13,943	23%	80%	20%	—	1,000	(1,000)	(100)%	(100)%	(100)%
Settlements	121,683	82,363	39,320	45%	100%	10%	9,628	23,873	(14,245)	(62)%	(70)%	(9)%
Held at cost	903,735	903,725	10	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	290,188	194,179	96,009	53%	80%	(100)%	6,901	13,935	(7,034)	(60)%	(60)%	(60)%
Priced at cost plus accrued interest	25,982	25,982	—	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Other	2,391	—	2,391	100%	100%	100%	495	5,233	(4,738)	(91)%	(100)%	(85)%
Totals:	2,391,625	1,421,906	969,719				23,602	54,839	(31,237)
(1)	As percentage of expected recovery above cost
(2)	Weighted by fair value of asset
(3)	Not valued based on a percentage of expected recovery
(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(5)	As percentage of cost
(6)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(7)	Weighted by cost of asset

The chart below shows the break out of our consolidated portfolio by value between assets held at cost, assets valued based on market transactions, and assets valued based on case milestones. The increase in the assets held at cost portion of the portfolio reflects strong deployment levels over the past twelve months in combination with modest levels of realizations of assets valued based on case milestones, which transferred the related fair value to realized

4 See note 13 of the condensed consolidated financial statements for further discussion on valuation.

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gains, lowering the portion of the portfolio value on this basis. The dollar carrying value of the assets valued based on market transactions was essentially unchanged over the past twelve-month period.

-only

Aggregate carrying value[1] of capital provision cases

Consolidated

at period end ($ in millions)

2019[2]
Total carrying value: 1,980
2020
Total carrying value: 2,176
1H 2021
Total carrying value: 2,415
21%
Value based on case milestones
34%
29%
39%
Value based on market transactions
35%
32%
40%
Held at cost[3]
31%
39%

[1] Carrying value equals asset cost plus any fair value adjustments

[2] The 2019 carrying value excludes $66 million of Level 1 assets

[3] Held at cost includes assets priced at cost plus accrued interest

We consider the above policy as the most appropriate way to estimate the fair value of capital provision assets, and it is supported by an established historical track record of how the fair value of individual assets has trended, with both positive and negative developments, through to the conclusion of the asset. While the fair value of individual assets may vary significantly from one period to the next, the valuation policy has been consistent, and consistently applied, through the applicable periods.

At June 30, 2021, if the valuation of consolidated capital provision assets had been 10% higher or lower than provided for in the fair value estimation, while all other variables remained constant, consolidated income and net assets both would have increased or decreased, respectively, by $196 million.

Our general approach to fair value has been altered by our YPF-related assets—our financing of the Petersen and Eton Park claims. We sold 38.75% of our interest in the proceeds of the Petersen claim for $236 million in cash in a series of third-party transactions from 2016 to 2019. As those transactions increased in size and number of participants, they became increasingly relevant to the fair value of the YPF-related assets under the accounting standards, and as a

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result, we have recorded meaningful amounts of unrealized gain given the significant acceleration in implied value from the transactions.

Our most recent sale of a portion of our proceeds of our Petersen entitlement, in June 2019, was part of a $148 million placement to a number of institutional investors, of which we sold $100 million, and other third-party holders sold the remaining portion. Given the size of this latest sale and the participation of a meaningful number of third-party institutional investors, we concluded that the significant input in valuing our YPF-assets at year end 2019 was this market transaction. This does not imply that these assets will henceforth be carried based on subsequent trading.

At June 30, 2021, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) increased to $775 million from $773 million as at December 31, 2020. Our cost basis increased by $4 million and our unrealized gain decreased on the YPF-related assets by $2 million to $45 million and $730 million, respectively, because $2 million of the $4 million in costs deployed in the period are recoverable. Otherwise, we did not recognize any income on the YPF-related assets during 1H 2021.

Our YPF-related assets have already proven to be an excellent investment. From an initial investment on our balance sheet of less than $50 million, we have realized cash proceeds of $236 million from asset sales and the remaining assets have a fair value of $775 million representing in total more than $1 billion in realized and unrealized value to date.

In order to protect client confidentiality and legal privilege, we cannot provide our fair value valuations on individual legal finance assets when not based on market transactions, nor can we provide data that would allow inference of those valuations.

The tables below set forth the proportion of unrealized gains contained in our balance sheet assets and illustrates that the bulk of these gains is related to our YPF-related assets. The first table below breaks down our historical fair value gains into “gross” and “net,” showing each year our total balance sheet fair value component and the division of the year’s movements into new unrealized gains and the reversal of prior years’ gains as matters turn into realized gains.

Unrealized gains on capital provision assets (direct and indirect) on Burford-only

($ in millions)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	1H 2021	Total
Unrealized gain as at January 1		4	8	18	41	60	82	169	352	590	776	913
FV adjustment in the period	4	8	10	29	18	40	100	233	315	265	129	12	1,163
Previous unrealized (gains)/ losses transferred to realized (gains)/losses	-	(4)	–	(6)	1	(18)	(13)	(50)	(77)	(79)	8	(20)	(258)
FV movement (net of transfers to realizations)	4	4	10	23	19	22	87	183	238	186	137	(8)	905
Unrealized gain at period end*	4	8	18	41	60	82	169	352	590	776	913	905

*    Historical unrealized gains/losses are translated using the respective period’s average exchange rate, totaling $905 million since inception, as shown in the table above; this differs from the $907 million of unrealized fair value at June 30, 2021, as shown in note 6, due to foreign exchange translation differences as the unrealized fair value is revalued each period using the period end spot exchange rate.

Since the beginning of 2015, YPF-related assets accounted for: $874 million in fair value adjustment, less $144 million in previous unrealized gains transferred to realizations, resulting in $730 million in fair value movement net of transfers.

Since inception, Burford-only realized gains on concluded and partially concluded capital provision-direct assets, excluding YPF-related assets, have totaled $616 million while previous unrealized gains corresponding to these realized assets were $103 million or 17% of the realized gain.

As illustrated in the table below, our current level of Burford-only capital provision-direct unrealized gains, excluding the YPF-related assets, remains modest at $176 million, or 14% of carrying value. It is worth noting, however, that this level of unrealized gains decreased from $183 million (17% of carrying value) at December 31, 2020. The decrease is the result of a fairly low level of positive fair value adjustments during 1H 2021 that was more than offset by the transfer of unrealized gains to realized gains. The transfer of unrealized gains to realized was primarily driven by the realization of the Akhmedov judgment enforcement matter.

At June 30, 2021, the $907 million of unrealized gain on total capital provision assets consisted of a net of $939 million of unrealized gains and $32 million of unrealized losses.

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Summary of components of carrying value at June 30, 2021, Burford-only

	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	45	730	775
Other assets	1,052	176	1,228
Total	1,097	906	2,003
Capital provision-indirect	44	1	45
Total capital provision assets	1,141	907	2,048

Summary of components of carrying value at December 31, 2020, Burford-only

	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	41	732	773
Other assets	920	183	1,103
Total	961	915	1,876
Capital provision-indirect	43	-	43
Total capital provision assets	1,004	915	1,919

Summary of components of carrying value at June 30, 2020, Burford-only

	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	39	734	773
Other assets	779	106	885
Total	818	840	1,658
Capital provision-indirect	46	1	47
Total capital provision assets	864	841	1,705

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Asset management

Burford believes it is the largest asset manager focused on legal finance with assets under management of $2.6 billion. At June 30, 2021, we managed seven funds, in addition to certain sidecar funds pertaining to specific assets, including a newly formed sidecar in 2H 2021 with the same ultimate SWF investor as BOF-C, which will receive an approximately $100 million interest in an investment, transferred at cost during 2H 2021, that was held by BOF-C at June 30, 2021. This sidecar will pay a 10% carried interest and no management fee. A sidecar is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds. One managed fund, Partners I, was wound down in 1H 2021, as its last investment was realized in the period. In prior periods, Burford received a total of $8 million in performance fees from Partners I.

The table below sets forth key statistics on our managed funds.

		Investor	Asset	Asset		Fee structure[1]
As of June 30, 2021		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
						Class A: 2%/20%
BCIM Partners II LP (Partners II)[3]	Litigation finance	260	253	181	176	Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III) [3]	Litigation finance	412	444	298	478	2%/20%	European	1/1/2020[4]
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Litigation finance	300	382	232	331	2%/20%	European	12/31/2021[5]
BCIM Credit Opportunities LP (COLP)	Post-settlement	488	699	695	440	1% on unfunded/2% on funded and 20% incentive	European	9/30/2019[4]
Burford Alternative Income Fund LP (BAIF)[6]	Post-settlement	327	577	571	379	1.5%/10%	European	4/4/2022
BCIM Strategic Value Master Fund LP (Strategic Value)[2]	Complex strategies	500	1,199	1,199	96	2%/20%	American	Evergreen
Burford Opportunity Fund C LP (BOF-C)[3]	Litigation finance	667	526	230	693	Expense reimbursement + profit share	Hybrid	12/31/2022
Totals		2,954	4,080	3,406	2,593
1.	Management fees are paid to Burford Capital Investment Management for investment management and advisory services provided to the funds. The management fee rates shown are annualized and applied to an asset or commitment base that typically varies between a fund’s investment period and any subsequent periods in the fund term. As of December 31, 2020, Partners I, Partners II, Partners III and COLP are no longer earning management fees. Performance fees represent carried interest applied to LP distributions after the return of capital contributions and preferred returns.
2.	Includes amounts related to BCIM SV SMA I LLC, which invests alongside BCIM Strategic Value Master Fund LP.
3.	The AUM column includes amounts related to sidecar funds.
4.	Ceased commitments to new investments in Q4 2018 due to capacity.
5.	Ceased commitments to new investments in Q4 2020 due to capacity. BOF may make additional commitments through the end of the investment period, subject to the fund's recycling provisions.
6.	Includes amounts related to sidecar launched in Q4 2020.

Our AUM decreased slightly in 1H 2021 after several years of growth, with total AUM of $2.6 billion at June 30, 2021, compared to $2.7 billion at December 31, 2020. We raised new funds in 2017, 2018 and 2019 but did not do so in 2020 or 1H 2021. As noted above, a newly formed sidecar in 2H 2021, with the same ultimate SWF investor as BOF-C, will hold approximately $100 million in an investment that was held by BOF-C at June 30, 2021. Once the sidecar is formed, the $100 million is expected to be additive to the AUM reported above. Further, as noted previously, Partners I was wound down in 1H 2021.

Burford-only asset management income during the first half of 2021 of $12 million was up from $8 million in the first half of 2020. This increase was largely attributable to higher income from BOF-C, our sovereign wealth fund arrangement, primarily driven by both realized and unrealized gains in the period. It is worth noting that BOF-C is still relatively early in its life, so much of the income from that fund would be expected in future years. Asset management income is reported as income is earned; management fees are generally paid quarterly. We did not recognize any performance fees from any of our “European-style” litigation finance funds (Partners II, Partners III and BOF) during the first half of 2021.

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Assets under management and asset management income

	2017	2018	2019	2020	1H 2021
Group-wide AUM ($ in billions)	1.7	2.5	2.9	2.7	2.6

Burford-only asset management income ($ in millions):
Management fees	13	14	18	12	5
Performance fees	3	2	1	6	-
BOF-C income	-	-	7	6	7
Total Burford-only asset management income	16	16	26	24	12

One common feature across the current funds, other than the Strategic Value fund and BOF-C, is the use of a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is a delay in the receipt of performance fees, and thus, while many fund assets have already successfully and profitably concluded—leading to a steadily growing expectation of performance fees to be paid to Burford—few of those performance fees have yet been paid. Performance fees are recognized when a reliable estimate of the fee can be made, and it is highly probable that a significant revenue reversal will not occur.

Of our funds with a European performance fee structure, two of the litigation finance funds (Partners II and III) are past their investment period. During 2H 2020, Burford recognized a performance fee of $6 million for Partners I, as that fund has concluded. Over its life, Partners I generated for its limited partners, net of fees and expenses, an IRR of 31% and an ROIC of 171%. For the other two funds taken together, if the funds were to be liquidated at their net asset values today, Burford would expect to collect more than $30 million of performance fees. Based on current fund performance, the two litigation finance funds that are now past their investment periods (Partners II and III) would generate together in excess of $50 million of performance fees. Those performance fees are only recognized when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur. We also would expect to receive performance fees from other funds (including BOF) that are still in their investment periods, making estimation of future performance fees from those funds less certain.

Capital management and liquidity

Burford is a growing business that typically invests in assets with an anticipated medium tenor. By definition, if our new deployments in a year exceed realizations from prior years’ assets, we would need incremental funds. This dynamic is typical for growing companies. It is also generally within Burford’s control, in that we could simply slow our new fundings to preserve cash, but we believe that would not maximize shareholder value in the long term. Burford has instead elected a growth strategy while at the same time maintaining a strong balance sheet and making use of private investment funds and our strategic capital arrangement with a sovereign wealth fund.

A key part of our capital management strategy involves maintaining significant liquidity. Burford ended the first half of 2021 with $430 million of cash and cash management assets on our balance sheet, up 28% from $336 million at December 31, 2020. The increase in liquidity during the period was primarily driven by the April 2021 US Debt Issuance—resulting in cash proceeds of $392 million—and by internal cash generation, partially offset by the cost of tendering for £24 million ($33 million) in aggregate principal amount of our 6.50% notes due 2022 and the deployment of cash into capital provision assets. Our liquidity level at June 30, 2021, does not include our realization of $103 million related to the Akhmedov judgment enforcement matter, which concluded late in the period although the cash was not received until July 2021.

Our large balance of liquidity at June 30, 2021, is not unusual, as we tend to keep a relatively sizeable amount of cash on our balance sheet as the timing of cash inflows to our business is unpredictable. We typically have greater visibility on our deployments, especially those against potential new commitments, which we can decide not to pursue at any point.

Cash management assets at June 30, 2021, were $266 million, up significantly from $16 million at December 31, 2020, primarily due to investments made in a separately managed account (SMA) with a major institutional asset manager that specializes in short term investments. The SMA consists of short-duration and generally investment-grade fixed income assets.

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Liquidity Burford-only At period end ($ in millions)

561
131
266
164
367
31
16
320
314
37
41
236
225
19
38
168
136
5
40
91
2017
2018
2019
2020
1H 2021
Cash
Cash management assets
Receivables

Burford over its history has issued four unsecured bonds in the UK bond market, totaling almost $700 million in proceeds at the time they were converted to US dollars, and one senior notes offering for $400 million in the US 144A market with cash proceeds totaling approximately $392 million. Three of the UK bonds are Sterling denominated and one is denominated in US dollars. We have constructed a set of laddered maturities with an overall weighted average maturity well in excess of the expected weighted average life of our legal finance assets.

Going forward, we expect to continue to be an opportunistic debt issuer, so we may from time to time issue new debt to fund our growth or to refinance future debt maturities. Alternatively, depending upon our liquidity position, we may from time to time repurchase some of our outstanding debt issues. If we were to do so, we could also elect subsequently to re-sell that repurchased debt. In the first half of 2021, we completed a tender offer for £24 million ($33 million) aggregate principal amount of our 6.50% notes due 2022 at a purchase price of 105%. During 2020, we repurchased approximately $5 million principal amount of this debt issue. As a result, $86 million principal amount remains outstanding and is our nearest maturity in August 2022.

At June 30, 2021, the weighted average life of our outstanding debt of 5.1 years continues to be longer than that of our concluded capital provision-direct assets, weighted by recoveries, at 2.3 years.

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Maturity of debt outstanding as of June 30, 2021 ($ in millions)
WAL of debt: 5.1 years WAL of capital provision-direct assets: 2.3 years (weighted by recoveries)

Outstanding debt issues as of June 30, 2021

			Principal amount (in millions)
Maturity date	Issuance date	Interest rate per annum	At issuance	Currently outstanding	Currently outstanding (in USD)*
August 19, 2022	August 19, 2014	6.50%	£90	£62	$ 86
October 26, 2024	April 26, 2016	6.125%	£100	£100	$ 138
August 12, 2025	February 12, 2018	6.125%	$180	$180	$ 180
December 1, 2026	June 1, 2017	5.00%	£175	£175	$ 242
April 15, 2028	April 5, 2021	6.25%	$ 400	$400	$ 400
* Converted using exchange rate at 6/30/2021 of 1.3819 GBP/USD

We maintain relatively low levels of leverage. Our debt issuances in the UK bond market contain one significant financial covenant, which is a leverage ratio requirement that we maintain a consolidated level of net debt (debt less cash and cash management assets) of less than 50% of our tangible assets (total assets less intangibles). At June 30, 2021, our leverage ratio on this basis was 18%. Our April 2021 US Debt Issuance contains financial covenants that, in order for Burford to incur additional debt, make certain restricted payments and take certain other actions, require us to have a total debt to tangible equity ratio of less than 1.5 or 2.0 to 1 (depending on the specific action). At June 30, 2021, our total debt to tangible equity ratio on this basis was 0.7 to 1.

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Consolidated net debt/tangible assets ratio (%)	Total debt to tangible equity (%)

Dividends

Burford declared a regular final 2020 common dividend of 12.5¢ per share that was paid on June 18, 2021, to common shareholders of record as of May 28, 2021.

We expect to maintain this annual dividend level going forward, and plan to pay one-half of this annual dividend as an interim dividend and one-half as a final dividend for the year. As a consequence, on September 8, 2021, we declared an interim dividend of 6.25¢, payable on December 2, 2021,to shareholders of record on November 12, 2021.

Given the demand for our capital in the legal finance marketplace and the tax inefficiency of dividend payments to US investors, we do not anticipate regular increases in our dividend level, but rather, we will review dividend levels with shareholders and the Board from time to time.

	2021	Record date	2020	Record date	2019	Record date
Interim dividend	6.25¢	November 12, 2021	—		4.17¢	November 15, 2019
Final dividend	—	—	12.50¢	May 28, 2021	—
Total dividend	6.25¢		12.50¢		4.17¢

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Data reconciliations

Reconciliation of consolidated IFRS financial statements to Burford-only financial statements

The reconciliation tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our performance discussion in this “financial and operational review” (which focuses in many places on Burford on a standalone basis so as to remove the impact of consolidated entities) with our published accounts.

The tables start with the consolidated IFRS figures as reported in the consolidated financial statements. These figures include investments in a limited number of entities that are not wholly owned subsidiaries of the Burford Group and therefore contain third-party capital, principally including the Strategic Value fund and the BOF-C Fund, through which our sovereign wealth fund arrangement is conducted. The consolidated IFRS presentation requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities, and components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the consolidated statements of financial position and comprehensive income, respectively. In our view, it is confusing to include the interests of investors other than Burford in our discussion of performance, and we have thus, as an alternative presentation, generally excluded from our presentation of our financial performance the non-Burford portion of the individual assets and liabilities, and components of income and expense, relating to such third-party capital. The reconciliation achieves this outcome by eliminating the line-by-line consolidation of all the applicable entities’ individual assets and liabilities required by IFRS to arrive at a presentation that just includes Burford’s investment in the non-wholly owned entity and Burford’s share of the profit or loss earned on that investment.

The tables present the elimination adjustments required to achieve this result separately for the two main funds noted above and have a third column for a small number of other entities where Burford holds some of its capital provision assets through special purpose vehicles (SPV) and has minority partners in the SPV. Because Burford controls and owns a significant portion of these SPVs, they are consolidated in the IFRS financial statements. In each case, the elimination adjustments are fully reversing the amounts reported as “Third-party share of gains relating to interests in consolidated entities” and “Third-party interests in consolidated entities” against the applicable components required in the IFRS line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

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Burford-only results

Reconciliation of consolidated statement of comprehensive income to Burford-only results

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford-only
June 30, 2021	$’000	$’000	$’000	$’000	$’000
Capital provision income	87,211	(4,015)	(11,477)	(3,210)	68,509
Asset management income	4,329	1,073	6,320	-	11,722
Insurance income	799	-	-	-	799
Services income	682	-	-	-	682
Cash management income and bank interest	1,256	-	-	(1)	1,255
Foreign exchange (loss)/gain	(2,840)	-	205	163	(2,472)
Third-party share of profit or loss relating to interests in consolidated entities	(8,736)	738	4,952	3,046	-
Total income	82,701	(2,204)	-	(2)	80,495
Operating expenses - general	(40,355)	308	-	2	(40,045)
Operating expenses – legal finance non-cash accrual	(44,856)	-	-	-	(44,856)
Operating expenses – asset recovery non-cash accrual	(34,083)	-	-	-	(34,083)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(2,532)	1,896	-	-	(636)
Operating expenses - related to equity and listing matters	(697)	-	-	-	(697)
Operating loss	(39,822)	-	-	-	(39,822)
Finance costs	(26,092)	-	-	-	(26,092)
Loss on debt buyback	(1,616)	-	-	-	(1,616)
Loss before tax	(67,530)	-	-	-	(67,530)
Taxation	450	-	-	-	450
Loss after tax	(67,080)	-	-	-	(67,080)
Other comprehensive loss	(9,466)	-	-	-	(9,466)
Total comprehensive loss	(76,546)	-	-	-	(76,546)

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford-only
June 30, 2020	$’000	$’000	$’000	$’000	$’000
Capital provision income	260,524	(4,719)	(1,872)	(2,806)	251,127
Asset management income	4,351	1,626	1,652	-	7,629
Insurance income	623	-	-	-	623
Services income	180	-	-	-	180
Cash management income and bank interest	(1,964)	(57)	(13)	-	(2,034)
Foreign exchange (loss)	(4,648)	-	(3)	(24)	(4,675)
Third-party share of profit or loss relating to interests in consolidated entities	(4,274)	1,396	236	2,642	-
Total income	254,792	(1,754)	-	(188)	252,850
Operating expenses - general	(36,403)	971	(742)	188	(35,986)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(1,261)	783	-	-	(478)
Operating expenses - equity and listing related	(4,000)	-	-	-	(4,000)
Amortization of intangible asset	(4,747)	-	-	-	(4,747)
Operating profit	208,381	-	(742)	-	207,639
Finance costs	(19,766)	-	-	-	(19,766)
Profit before tax	188,615	-	(742)	-	187,873
Taxation	(37,164)	-	742	-	(36,422)
Profit after tax	151,451	-	-	-	151,451
Other comprehensive income	33,436	-	-	-	33,436
Total comprehensive income	184,887	-	-	-	184,887

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Reconciliation of consolidated statement of financial position to Burford-only results

		Elimination of third-party entity interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford-only
June 30, 2021	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	192,555	(1,617)	(27,178)	(154)	163,606
Cash management assets	266,891	-	-	-	266,891
Other assets	31,393	353	12,637	2	44,385
Due from settlement of capital provision assets	195,621	(63,989)	(224)	-	131,408
Capital provision assets	2,415,227	18,937	(336,268)	(50,087)	2,047,809
Tangible fixed assets	13,496	-	-	-	13,496
Goodwill	134,045	-	-	-	134,045
Deferred tax asset	296	-	-	-	296
Total assets	3,249,524	(46,316)	(351,033)	(50,239)	2,801,936
Liabilities
Debt interest payable	13,908	-	-	-	13,908
Other liabilities	125,640	(500)	(107)	(5)	125,028
Debt issued	1,034,233	-	-	-	1,034,233
Capital provision asset subparticipations	15,451	-	(4,001)	(3,074)	8,376
Third-party interests in consolidated entities	439,901	(45,816)	(346,925)	(47,160)	-
Deferred tax liabilities	21,680	-	-	-	21,680
Total liabilities	1,650,813	(46,316)	(351,033)	(50,239)	1,203,225
Total net assets	1,598,711	-	-	-	1,598,711

		Elimination of third-party entity interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford-only
December 31, 2020	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	322,189	(2,080)	(105)	(418)	319,586
Cash management assets	16,595	-	-	-	16,595
Other assets	31,954	470	10,358	14	42,796
Due from settlement of capital provision assets	32,552	-	(1,844)	-	30,708
Capital provision assets	2,176,124	(41,952)	(166,362)	(48,598)	1,919,212
Tangible fixed assets	14,592	-	-	-	14,592
Goodwill	134,032	-	-	-	134,032
Deferred tax asset	256	-	-	-	256
Total assets	2,728,294	(43,562)	(157,953)	(49,002)	2,477,777
Liabilities
Debt interest payable	9,556	-	-	-	9,556
Other liabilities	66,099	(489)	(84)	(277)	65,249
Debt issued	667,814	-	-	-	667,814
Capital provision asset subparticipations	14,107	-	(3,566)	2,480	13,021
Third-party interests in consolidated entities	248,581	(43,073)	(154,303)	(51,205)	-
Deferred tax liabilities	22,325	-	-	-	22,325
Total liabilities	1,028,482	(43,562)	(157,953)	(49,002)	777,965
Total net assets	1,699,812	-	-	-	1,699,812

a

Burford Capital Interim Report 2021 55

Financial and operational review
continued

		Elimination of third-party entity interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford-only
June 30, 2020	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	260,313	(3,706)	(10,105)	(5)	246,497
Cash management assets	15,957	-	-	-	15,957
Other assets	11,852	688	4,513	(10)	17,043
Due from settlement of capital provision assets	286,509	-	(5,833)	-	280,676
Capital provision assets	1,909,118	(42,940)	(109,938)	(51,397)	1,704,843
Equity securities	18	-	-	-	18
Tangible fixed assets	17,877	-	-	-	17,877
Intangible assets	3,956	-	-	-	3,956
Goodwill	133,936	-	-	-	133,936
Deferred tax asset	6,564	-	-	-	6,564
Total assets	2,646,100	(45,958)	(121,363)	(51,412)	2,427,367
Liabilities
Debt interest payable	9,061	-	-	-	9,061
Other liabilities	41,526	(156)	(844)	(17)	40,509
Debt issued	625,625	-	-	-	625,625
Capital provision asset subparticipations	14,077	-	-	(5,847)	8,230
Third-party interests in consolidated entities	211,869	(45,802)	(120,519)	(45,548)	-
Deferred tax liabilities	23,142	-	-	-	23,142
Total liabilities	925,300	(45,958)	(121,363)	(51,412)	706,567
Total net assets	1,720,800	-	-	-	1,720,800

56 Burford Capital Interim Report 2021

Financial and operational review
continued

Cash receipts data reconciliation

Cash receipts is a non-IFRS metric. The following table reconciles Cash receipts to capital provision assets-proceeds received (discussion of which can be found on page 25 of the “financial and operational review”), the most comparable measure calculated in accordance with IFRS.

Reconciliation between capital provision assets-proceeds received and cash receipts

1H 2021
Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets—proceeds received	47,291	From consolidated statement of cash flows
less: Elimination of third-party interests	(7,303)	From FS note 7
Burford-only total	39,988	Sum of capital provision-direct and indirect proceeds received in FS note 7
Proceeds received:
Capital provision-direct	39,988	From FS note 7
Prepaid proceeds	10,000	From consolidated statement of cash flows
Adjusted capital provision-direct proceeds:	49,988	Table on page 25: $50 million of capital provision-direct on Burford-only
Capital provision-indirect	—	From FS note 8
Adjusted capital provision-indirect proceeds:	—	Table on page 25: $0 million of capital provision-indirect proceeds on Burford-only
Asset management income	4,329	From FS note 8
plus: Eliminated income from funds	7,393	Reconciliation of consolidated statement of comprehensive income
less: Unrealized income	(2,340)	Non-cash portion
Asset management cash income	9,382	Table on page 25: $9 million of asset management income
Cash from asset recovery services	1,619	From consolidated statement of cash flows
Insurance income	1,102	From Burford-only income statement, adjusted by the decrease in receivable
Cash management and bank interest	1,128	From Burford-only income statement adjusted for FV movement from FS note 9
Services and other cash income	3,849	Table on page 25: $4 million of services and other cash income
Cash receipts	63,219	Table on page 25: $63 million of total cash receipts on Burford-only

Portfolio data reconciliation

The first table below reconciles the calculation of our current portfolio on a consolidated basis to the calculation on a Group-wide basis as presented in the Group-wide Portfolio section on page 27. The second table below provides additional details on the reconciliation.

Reconciliation of current portfolio-consolidated IFRS financials to Group-wide

			Capital
			provision-		Post-
			direct		settlement
			Non-		Non-
	Consolidated		consolidated		consolidated		Group-wide
As of June 30, 2021 ($ in millions)	IFRS total		funds(d)		funds(d)		total
Deployed cost	1,478	(b)	383		250		2,111
+ Fair value adjustments	937	(a)	96		41		1,074
= Carry value	2,415	(a)	479		291		3,185
+ Undrawn commitments	1,316	(e)	259		5		1,580
Total	3,731	(f)	738	(d)	296	(d)	4,765	(c)
(a)	From note 6 (capital provision assets) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period-end carrying value.
(c)	From “Current Portfolio-Group-wide” table on page 27.
(d)	These amounts represent the funds that are not consolidated under IFRS within the Group financial statements.
(e)	From note 17 (financial commitments and contingent liabilities) to our condensed consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 17. Commitments are off-balance sheet under IFRS.
(f)	This amount represents a non-IFRS figure.

a

Burford Capital Interim Report 2021 57

Financial and operational review
continued

Additional details on reconciliation

			Capital provision-direct							Capital provision-indirect
	Consolidated				Consolidated					Strategic
As of June 30, 2021 ($ in millions)	IFRS		Burford-only		funds(d)	BOF-C		Total		Value fund		Total
Deployed cost	1,478	(b)	1,097	(c)	141	214	(c)	1,452		26		26
+ Fair value adjustments	937	(a)	906	(c)	9	22	(c)	937		-		-
= Carry value	2,415	(a)	2,003	(c)	150	236	(c)	2,389		26	(c)	26
+ Undrawn commitments	1,316	(e)	1,024	(c)	2	290	(c)	1,316	(e)	-		-
Total	3,731	(f)	3,027	(c)	152	526	(c)	3,705		26	(c)	26
(a)	From note 6 (capital provision assets) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio-Group-wide” table on page 27.
(d)	The sum of the amounts in the “Capital Provision-Direct-Consolidated Funds” column in the “Additional details on the reconciliation” table and “Capital Provision-Direct-Non-consolidated Funds” column in the “Reconciliation of current portfolio-consolidated IFRS to Group-wide” table is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio-Group-wide” table on page 27.
(e)	From note 17 (Financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 17. Commitments are off-balance sheet under IFRS.
(f)	This amount represents a non-IFRS figure.

In the “Current Portfolio-Group-wide” table on page 27, the “Funds” column includes some funds that are consolidated into our IFRS financial statements and some funds that are not; these funds are presented in separate columns in the “Reconciliation of Current Portfolio-IFRS Financials to Group-wide” table above. When the consolidated funds are added to the “Burford-only Balance Sheet” and “BOF-C” columns in the “Current Portfolio-Group-wide” table on page 27, the sum corresponds to the amounts presented in note 6 to our consolidated financial statements. When the amount of our non-consolidated funds is added to this sum, the total represents our Group-wide portfolio amounts, including both consolidated and non-consolidated funds.

The undrawn commitment amounts in the “Current Portfolio-Group-wide” table on page 27 correspond to the amounts included in note 17 to our consolidated financial statements, as indicated above.

Deployments Data Reconciliation

The following table provides further information on how data from the Deployments section is related to data in the IFRS financial statements and notes and website tables.

Reconciliation between financial statements and deployments (additions) table

1H 2021

Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets – funding	379,182	From FS note 6 – consolidated total - additions
less: Elimination of third-party interests	(163,156)	From FS note 6 – elimination of third-party interests - additions

Burford-only total additions	216,026	Sum of capital provision-direct and indirect additions in FS note 6
Additions:
Capital provision-direct	215,112	From FS note 6 - additions
less: distributed in-kind asset, which was contributed in-kind as a capital provision asset	(1,034)	From consolidated statement of cash flows
Capital provision-direct additions:	214,078	Table on page 39: $214 million of capital provision-direct Burford-only deployments
Capital provision-indirect	914	From FS note 6 – additions
Adjusted capital provision-indirect additions:	914	Table on page 39: $1 million of capital provision-indirect Burford-only deployments
Total balance sheet additions:	214,992	Table on page 39: $215 million of total Burford-only deployments

58 Burford Capital Interim Report 2021

Financial and operational review
continued

Reconciliation of deployments to change in deployed costs in the asset data tables:

1H 2021

Item	$ millions	Source/Comment
From the asset data tables:
Deployed cost:
Capital provision-direct at June 30, 2021	1,989	Total deployed cost from capital provision-direct asset performance table on page 35
less: Capital provision-direct at YE 2020	(1,775)	Total deployed cost from capital provision-direct asset performance table on 2020 Annual Report page 46
Change in deployed cost during 2021 on capital provision-direct assets	214	Table on prior page: $214 of total Burford-only deployments

Realizations data reconciliation

The following tables provide further information on how data from the tables in the Realizations section on page 40 relate to data presented in the Financial Statement notes and the tables available on our website.

The table below provides a reconciliation of our total realizations in 2021 and 2020 on a Consolidated basis to a Group-wide basis.

As of June 30,
($ in millions)	2021	2020
Consolidated realizations*	214	489
Warehousing realizations	-	-
Refinancing realizations	-	6
Cash from margin/hedging	-	32
Capital provision non-consolidated funds	16	182
Post settlement non-consolidated funds	51	111
Group-wide realizations	281	820

*See note 6 to our consolidated financial statements

Reconciliation between financial statements and realizations/recoveries

1H 2021

Item	$’000	Source/Comment
Consolidated realizations:
Capital provision assets	214,182	From FS note 6 - realizations
less: Elimination of third-party interests	(71,928)	From FS note 6 – realizations

Burford-only total realizations	142,254	Sum of capital provision-direct and indirect realizations in FS note 6
Realizations:
Capital provision-direct	142,254	From FS note 6 - realizations
less: distributed in-kind asset, which was contributed in-kind as a capital provision asset	(1,034)	From consolidated statement of cash flows
Capital provision-direct realizations:	141,220	Table on page 41: $141 million capital provision-direct realizations on balance sheet
Capital provision-indirect	—	From FS note 6 – realizations
plus: Burford-only portion of due from settlement receivable on concluded asset in the SV fund	26,061	Table on page 41: $26 million capital provision-indirect realizations on balance sheet
Adjusted capital provision-indirect realizations:	26,061	Table on page 41: $26 million capital provision-indirect realizations on balance sheet
Total Burford-only realizations:	167,281	Table on page 41: $167 million total realizations on balance sheet

a

Burford Capital Interim Report 2021 59

Financial and operational review
continued

Reconciliation of realizations to change in recoveries in the asset data tables:

1H 2021

Item	$ millions	Source/Comment
From the asset data tables:
Recoveries:
Capital provision-direct at June 30, 2021	1,738	Total recoveries from capital provision-direct asset performance table on page 35
less: Capital provision-direct at YE 2020	1,597	Asset performance table on page 46 of 2020 Annual Report
Change in recoveries during 1H 2021 on capital provision-direct assets	141	$141 million to capital provision-direct realizations from table on page 41

Additional details on leverage ratio:
Total debt to tangible equity

Item	$’000	Source/Comment
From the consolidated statement of financial position
Debt issued	1,034,233	From consolidated statement of financial position
plus: Debt interest payable	13,908	From consolidated statement of financial position
Consolidated total debt	1,048,141
From the consolidated statement of financial position
Total equity	1,598,711	From consolidated statement of financial position
less: Goodwill	(134,045)	From consolidated statement of financial position
Tangible equity	1,464,666
Total debt to tangible equity leverage ratio	0.72

Net debt to tangible assets

1H 2021

Item	$’000	Source/Comment
From the consolidated statement of financial position
Debt issued	1,034,233	From consolidated statement of financial position
less: Cash and cash equivalents	(192,555)	From consolidated statement of financial position
less: Cash management investments	(266,891)	From consolidated statement of financial position
Consolidated net debt	574,787
From the consolidated statement of financial position
Total assets	3,249,524	From consolidated statement of financial position
less: Goodwill	(134,045)	From consolidated statement of financial position
Tangible assets	3,115,479
Tangible assets leverage ratio	18%

60 Burford Capital Interim Report 2021

TOC

Financial statements

Contents

62	Condensed consolidated statement of comprehensive income for the six months ended June 30, 2021 and 2020
63	Condensed consolidated statements of financial position as at June 30, 2021, December 31, 2020, June 30, 2020
64	Condensed consolidated statements of cash flows for the six months ended June 31, 2021 and 2020
65	Condensed consolidated statements of changes in equity for the six months ended June 31, 2021 and 2020
66	Notes to the condensed consolidated financial statements

Burford Capital Interim Report 2021 61

Condensed consolidated statement of comprehensive income

for the six month periods ended June 30

		Unaudited 2021	Unaudited 2020
	Notes	$'000	$'000

Income
Capital provision income	6	87,211	260,524
Asset management income	8	4,329	4,351
Insurance income		799	623
Services income		682	180
Cash management income/(loss) and bank interest	9	1,256	(1,964)
Foreign exchange (loss)		(2,840)	(4,648)
Third-party share of gains relating to interests in consolidated entities		(8,736)	(4,274)
Total income		82,701	254,792

Operating expenses - general		(40,355)	(36,403)
Operating expenses – legal finance non-cash accrual		(44,856)	-
Operating expenses – asset recovery non-cash accrual		(34,083)	-
Operating expenses - case-related expenditures ineligible for inclusion in asset cost		(2,532)	(1,261)
Operating expenses - equity and listing related		(697)	(4,000)
Amortization of intangible asset		-	(4,747)
Operating (loss)/profit		(39,822)	208,381

Finance costs	12	(26,092)	(19,766)
Loss on debt buyback		(1,616)	-
(Loss)/profit for the period before taxation		(67,530)	188,615

Taxation credit/(expense)	4	450	(37,164)
(Loss)/profit for the period after taxation		(67,080)	151,451

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations on consolidation		(9,466)	33,436
Total comprehensive (loss)/income for the period		(76,546)	184,887

		Cents	Cents
Basic (loss)/profit per ordinary share	15	(31)	69
(Loss)/profit per fully diluted share	15	(31)	69
Basic comprehensive (loss)/income per ordinary share	15	(35)	85
Comprehensive (loss)/income per fully diluted share	15	(35)	84

The notes on pages 66-87 form an integral part of these unaudited consolidated financial statements.

62 Burford Capital Interim Report 2021

Condensed consolidated statement of financial position

		Unaudited June 30, 2021	Audited December 31, 2020	Unaudited June 30, 2020
	Notes	$'000	$'000	$'000

Assets
Cash and cash equivalents		192,555	322,189	260,313
Cash management assets	9	266,891	16,594	15,957
Other assets	10	31,393	31,954	11,852
Due from settlement of capital provision assets	7	195,621	32,552	286,509
Capital provision assets	6	2,415,227	2,176,124	1,909,118
Equity securities		-	-	18
Property, plant and equipment		13,496	14,593	17,877
Intangible asset		-	-	3,956
Goodwill		134,045	134,032	133,936
Deferred tax asset	4	296	256	6,564
Total assets		3,249,524	2,728,294	2,646,100

Liabilities
Debt interest payable	12	13,908	9,556	9,061
Other liabilities	11	125,640	66,099	41,526
Debt issued	12	1,034,233	667,814	625,625
Capital provision asset subparticipations		15,451	14,107	14,077
Third-party interests in consolidated entities		439,901	248,581	211,869
Deferred tax liability	4	21,680	22,325	23,142
Total liabilities		1,650,813	1,028,482	925,300

Total net assets		1,598,711	1,699,812	1,720,800

Shareholders’ equity
Share capital	14	611,940	612,219	612,040
Reserves attributable to owners		986,771	1,087,593	1,108,760
Total shareholders’ equity		1,598,711	1,699,812	1,720,800

The notes on pages 66-87 form an integral part of these unaudited condensed consolidated financial statements.

The financial statements on pages 62-65 were approved by the Board of Directors on September 9, 2021,and were signed on its behalf by:

Charles Parkinson

Director

September 9, 2021

Burford Capital Interim Report 2021 63

Condensed consolidated statement of cash flows

for the six month periods ended June 30

		Unaudited 2021	Unaudited 2020
	Notes	$’000	$’000
Cash flows from operating activities
(Loss)/Profit for the period before tax		(67,530)	188,615
Changes in working capital and non-cash items	3	12,337	(231,177)
Capital provision assets:
Proceeds	3	47,291	257,176
Prepaid proceeds		10,000	-
Net (funding)/proceeds from financial liabilities
at fair value through profit or loss		-	(96,263)
Net proceeds from/(paid) to due from/to broker
for financial liabilities at fair value through profit or loss		-	43,825
Proceeds from equity security		-	31,367
Proceeds from asset recovery fee for services		1,619	986
Net proceeds/(funding) of cash management assets		(249,841)	18,997
Net increase on investment subparticipations		1,344	133
Taxation paid		(547)	(1,730)
Net proceeds from third-party interests in consolidated entities		184,840	(28,125)
Net cash outflow/inflow from operating activities before funding of
capital provision assets		(60,487)	183,804

Capital provision assets:
New funding of capital provision assets	3	(378,148)	(89,489)
Net cash (outflow)/inflow from operating activities		(438,635)	94,315

Cash flows from investing activities
Purchases of property, plant and equipment		(187)	(144)
Net cash (outflow) from investing activities		(187)	(144)

Cash flows from financing activities
Acquisition of shares to meet Share-based payment obligations		(1,141)	-
Issue of loan capital and loan notes		400,000	-
Issue expenses – loan capital		(7,797)	-
Redemption of loan capital		(33,687)	-
Repayments of lease liabilities		(1,230)	(1,346)
Interest paid on debt issued		(19,736)	(18,586)
Dividends paid on ordinary shares		(27,381)	-
Net cash inflow/(outflow) from financing activities		309,028	(19,932)
Net (decrease)/increase in cash and cash equivalents		(129,794)	74,239

Reconciliation of net cash flow to movements in cash and cash	2021	2020
equivalents	$'000	$'000
Cash and cash equivalents at beginning of period	322,189	186,621
Increase/(decrease) in cash and cash equivalents	(129,794)	74,239
Effect of exchange rate changes on cash and cash equivalents	160	(547)
Cash and cash equivalents at end of period	192,555	260,313

Supplemental disclosure	2021		2020
	$'000		$'000
Cash received from interest and dividend income	1,128		1,009
Assets received in kind (proceeds)	3,290	*	-
Contributions paid in kind (additions)	1,034	*	-

*	A consolidated entity, in which Burford had a limited partner interest, liquidated during the period, and distributed in-kind a capital provision asset ($3,290,000), which is held directly by Burford ($1,034,000) and other limited partners ($2,256,000) of the liquidated entity.

*

64 Burford Capital Interim Report 2021

Condensed consolidated statement of changes in equity

for the six month periods ended June 30

						Foreign
		Contingent	Shares held	Other		currency	Total equity
	Share	share	by employee	capital	Revenue	consolidation	shareholders'
	capital	capital	benefit trust	reserve	reserve	reserve	funds
Unaudited six months ended June 30, 2021	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2021	598,813	13,500	(94)	9,123	1,071,919	6,551	1,699,812
Loss for the period	-	-	-	-	(67,080)	-	(67,080)
Other comprehensive income	-	-	-	-	-	(9,466)	(9,466)
Shares purchased by the trust	-	-	(1,141)	-	-	-	(1,141)
Shares distributed by the trust	-	-	862	(862)	-	-	-
Loss on sale on own shares	-	-	-	-	(323)	-	(323)
Transfer LTIP on vesting	-	-	-	(1,902)	1,902	-	-
Share-based payments	-	-	-	4,290	-	-	4,290
Dividends paid (note 16)	-	-	-	-	(27,381)	-	(27,381)
Balance at June 30, 2021	598,813	13,500	(373)	10,649	979,037	(2,915)	1,598,711

						Foreign
		Contingent	Shares held	Other		currency	Capital	Total equity
	Share	share	by employee	capital	Revenue	consolidation	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	reserve	reserve	funds
Unaudited six months ended June 30, 2020	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2020	596,454	13,500	-	7,357	899,062	16,757	(138)	1,532,992
Profit for the period	-	-	-	-	151,451	-	-	151,451
Other comprehensive income	-	-	-	-	-	33,436	-	33,436
Transfer of capital redemption reserve	-	-	-	-	(138)	-	138	-
Shares purchased by the trust	2,359	-	(2,359)	-	-	-	-	-
Shares distributed by the trust	-	-	2,086	-	(2,038)	-	-	48
Transfer LTIP on vesting	-	-	-	(2,832)	2,832	-	-	-
Share-based payments	-	-	-	2,873	-	-	-	2,873
Balance at June 30, 2020	598,813	13,500	(273)	7,398	1,051,169	50,193	-	1,720,800

The notes on pages 66-87 form an integral part of these unaudited condensed consolidated financial statements.

Burford Capital Interim Report 2021 65

Notes to the condensed consolidated financial statements

1. Legal form and principal activity

Burford Capital Limited (the “Company”) and its subsidiaries (the “Subsidiaries”) (together the “Group”) provide investment capital, asset management, financing and risk solutions with a focus on the legal sector.

The Company was incorporated under the Companies (Guernsey) Law, 2008 (the “Companies Law”) on September 11, 2009. Shares in the Company were admitted to trading on AIM, a market operated by the London Stock Exchange, on October 21, 2009. Shares in the Company were admitted to trading on the NYSE on October 19, 2020.

These interim condensed consolidated financial statements cover the period from January 1, 2021 to June 30, 2021.

2. Basis of preparation and principal accounting policies

These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and using the going concern basis of preparation. These financial statements do not contain all the information and disclosures as presented in the annual financial statements and should be read in conjunction with the Group’s annual audited consolidated financial statements as of December 31, 2020. The consolidated condensed interim financial statements are presented in United States Dollars and are rounded to the nearest $’000 unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual audited consolidated financial statements as of December 31, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations apply for the first time in 2021, but did not have a material impact on the interim condensed consolidated financial statements of the Group.

Operating expenses – legal finance non-cash accrual includes a change in accounting estimate during the period relating to certain carry arrangements as set out on pages 17-18 of this report.

3. Reconciliation of net cash from operating activities

	January 1, 2021 to June 30, 2021	January 1, 2020 to June 30, 2020
Changes in operating assets and liabilities	$’000	$’000
Income on capital provision assets	(89,014)	(265,106)
Interest and other income from capital provision assets	-	(199)
Loss on equity securities	-	11
Asset recovery fee for services income	(682)	(180)
(Income)/loss on cash management assets	(430)	2,973
Loss on financial liabilities at fair value through profit or loss	-	4,770
Third-party share of profits relating to interests in consolidated entities	8,736	4,274
(Increase)/decrease in other assets	(450)	557
Increase/(decrease) in other liabilities	60,947	(12,757)
(Decrease)/increase in payable for capital provision assets	(256)	196
Finance costs	26,092	19,766
Amortization and depreciation of intangible assets and property, plant and equipment	1,340	5,294
Right-of-use assets and associated lease liability	-	1,601
Other non-cash including exchange rate movement	6,054	7,623
Total changes in operating assets and liabilities	12,337	(231,177)

66 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

3. Reconciliation of net cash from operating activities continued

The following tables provide a supplemental breakout of the cash inflows and outflows for capital provision assets related line items between direct and indirect.

	Capital provision- direct assets	Capital provision-indirect assets	Total
June 30, 2021	$’000	$’000	$’000
Proceeds	47,291	-	47,291
Prepaid proceeds	10,000	-	10,000
New funding	(378,148)	-	(378,148)
Increase in payable for capital provision assets	(256)	-	(256)

	Capital provision- direct assets	Capital provision-indirect assets	Total
June 30, 2020	$’000	$’000	$’000
Proceeds	56,554	200,622	257,176
New funding	(89,489)	-	(89,489)
Increase in payable for capital provision assets	196	-	196

Capital provision-direct assets referenced above in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset.

Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a limited partner contribution instead of directly. At June 30, 2021 and 2020, capital provision-indirect assets consisted entirely of assets held through the Burford Strategic Value fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in capital provision-direct and not capital provision-indirect assets.

4. Taxation

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989 (the Ordinance). Exemption has to be applied for annually and has been applied for, and granted, in relation to the 2021 financial year.

The Company’s subsidiaries in Ireland, Singapore, Australia, the UK and the US are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. Further, in certain cases, a subsidiary of the Company may elect to make use of financing structures that are subject to income tax in a country related to the capital provision asset.

The taxation (credit)/expense for the period comprises:

	June 30, 2021	June 30, 2020
	$’000	$’000
(Loss)/Profit for the period before taxation	(67,530)	188,615
Corporation tax at country rate	(20,431)	45,936
Factors affecting charge:
Adjustment in respect of prior year	(502)	330
Deferred tax not recognized in prior period	(411)	(10,928)
Tax losses not recognized	1,904	1,820
Costs not allowable for tax	18,776	33
Other	214	(27)
Total taxation (credit)/expense	(450)	37,164

Corporation tax at country rates is influenced by taxable profits and losses arising in jurisdictions at different rates. Cash taxes paid during the six months ended June 30, 2021 amounted to $547,000 (2020: $1,730,000).

Burford Capital Interim Report 2021 67

Notes to the consolidated financial statements

continued

4. Taxation continued

The taxation charge for the period comprises:

	June 30, 2021	June 30, 2020
	$’000	$’000
US subsidiaries taxation charge	71	4,150
Irish subsidiaries taxation charge	171	451
Singapore subsidiaries taxation charge	411	-
UK subsidiaries taxation credit	(7)	(34)
Non-resident taxation charge	-	742
US deferred taxation (credit)/charge	(645)	31,754
Singapore deferred taxation credit	(387)	-
UK deferred taxation (credit)/charge	(64)	101
Total taxation (credit)/expense	(450)	37,164

Included in the deferred tax asset recognized at the balance sheet date are amounts relating to operating losses that the Group believes it will be able to use in the future. In December 2017, the US government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the US tax code including, but not limited to, the creation of a limitation on deductible interest expense under Internal Revenue Code Section 163(j). During the period ended June 30, 2021, the Group has not recognized a deferred tax asset of $5,917,000 (December 31, 2020: $1,005,000 which was recognized as a deferred tax asset; June 30, 2020: $0) relating to this interest expense limitation as the carryovers are not expected to be utilized in the foreseeable future under the current statute and regulations. There is a similar restriction on the use of interest deductions in the UK. During the period ended June 30, 2021, the Group has not recognized a deferred tax asset of $3,656,000 (December 31, 2020: $2,748,000; June 30, 2020: $1,721,000) relating to this interest expense limitation as the carryovers are not expected to be utilized in the foreseeable future under the current statutes. The Group also has unrecognized deferred tax assets of $3,672,000 (December 31, 2020: $3,651,000; June 30, 2020: $4,286,000) with no expiration date for accumulated losses in jurisdictions where there is uncertainty over the ultimate recovery of such losses.

Deferred tax asset	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Balance at January 1	256	24,939	24,939
Movement on UK deferred tax – temporary differences	61	(50)	(79)
Movement on US deferred tax – temporary differences	-	(24,676)	(18,277)
Movement on AUS deferred tax – temporary differences	-	27	-
Movement on Singapore deferred tax – temporary differences	(23)	9	-
Foreign exchange adjustment	2	7	(19)
Balance at end of period	296	256	6,564

Deferred tax liability	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Balance at January 1	22,325	9,662	9,662
Movement on UK deferred tax – temporary differences	(4)	12	17
Movement on US deferred tax – temporary differences	(644)	12,643	13,477
Foreign exchange adjustment	3	8	(14)
Balance at end of period	21,680	22,325	23,142

	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Net deferred tax liability	(21,384)	(22,069)	(16,578)

68 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

4. Taxation continued

Analysis of net deferred tax (liability)/asset by type	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Staff compensation and benefits	4,849	6,965	2,832
GKC acquisition costs	(6,181)	(4,925)	(3,392)
Investment fair value adjustments	(27,010)	(26,336)	(17,483)
Capital allowances	(475)	(541)	(240)
Interest and other deduction limitations	1,784	2,768	1,705
Net operating loss carry-forward	5,649	-	-
Balance at end of period	(21,384)	(22,069)	(16,578)

5. Segmental information

Management considers that there are three operating business segments: (i) Capital provision: provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds, (ii) Asset management, (iii) Services and other corporate: the provision of services to the legal industry, including litigation insurance and other corporate activities.

Consolidated segment revenue and results

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
June 30, 2021	$’000	$’000	$’000	$’000
Income*	78,475	4,329	(103)	82,701
Operating expenses	(100,810)	(6,527)	(15,186)	(122,523)
Finance costs	-	-	(26,092)	(26,092)
Loss on debt buyback	-	-	(1,616)	(1,616)
Loss for the period before taxation	(22,335)	(2,198)	(42,997)	(67,530)
Taxation	1,561	(18)	(1,093)	450
Other comprehensive loss	-	-	(9,466)	(9,466)
Total comprehensive loss	(20,774)	(2,216)	(53,556)	(76,546)
*Includes the following revenue from contracts with customers for services transferred over time	-	4,329	1,481	5,810

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
June 30, 2020	$’000	$’000	$’000	$’000
Income*	256,250	4,351	(5,809)	254,792
Operating expenses	(28,080)	(8,061)	(5,523)	(41,664)
Amortization of intangible asset arising on acquisition	-	-	(4,747)	(4,747)
Finance costs	-	-	(19,766)	(19,766)
Profit/(loss) for the period before taxation	228,170	(3,710)	(35,845)	188,615
Taxation	(38,647)	(1,439)	2,922	(37,164)
Other comprehensive income	-	-	33,436	33,436
Total comprehensive income	189,523	(5,149)	513	184,887
*Includes the following revenue from contracts with customers for services transferred over time	-	4,351	803	5,154

Burford Capital Interim Report 2021 69

Notes to the consolidated financial statements

continued

5. Segmental information continued

Consolidated segment assets and liabilities

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
June 30, 2021	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	85,598	357	106,600	192,555
Cash management assets	-	-	266,891	266,891
Other assets	24,647	2,150	4,596	31,393
Due from settlement of capital provision assets	195,621	-	-	195,621
Capital provision assets	2,415,227	-	-	2,415,227
Tangible fixed assets	12,001	-	1,495	13,496
Goodwill	107,991	25,020	1,034	134,045
Deferred tax asset	-	-	296	296
Total assets	2,841,085	27,527	380,912	3,249,524
Liabilities
Debt interest payable	-	-	13,908	13,908
Other liabilities	51,913	635	73,092	125,640
Debt issued	-	-	1,034,233	1,034,233
Capital provision asset subparticipations	15,451	-	-	15,451
Third-party interests in consolidated entities	439,901	-	-	439,901
Deferred tax liability	21,528	-	152	21,680
Total liabilities	528,793	635	1,121,385	1,650,813
Total net assets	2,312,292	26,892	(740,473)	1,598,711
*	The goodwill asset has been allocated to the capital provision and asset management segments this period and the comparative tables below have similarly been adjusted to present the same allocation in those prior periods.

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2020	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	173,176	60	148,953	322,189
Cash management assets	-	-	16,594	16,594
Other assets	23,194	5,664	3,096	31,954
Due from settlement of capital provision assets	32,552	-	-	32,552
Capital provision assets	2,176,124	-	-	2,176,124
Property, plant and equipment	13,041	-	1,552	14,593
Goodwill	107,991	25,020	1,021	134,032
Deferred tax asset	-	-	256	256
Total assets	2,526,078	30,744	171,472	2,728,294
Liabilities
Due to brokers	-	-	-	-
Debt interest payable	-	-	9,556	9,556
Other liabilities	731	661	64,707	66,099
Debt issued	-	-	667,814	667,814
Capital provision asset subparticipations	14,107	-	-	14,107
Third-party interests in consolidated entities	248,581	-	-	248,581
Deferred tax liabilities	17,695	-	4,630	22,325
Total liabilities	281,114	661	746,707	1,028,482
Total net assets	2,244,964	30,083	(575,235)	1,699,812

\

70 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

5. Segmental information continued

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
June 30, 2020	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	227,033	47	33,233	260,313
Cash management assets	-	-	15,957	15,957
Other assets	6,674	1,668	3,510	11,852
Due from settlement of capital provision assets	286,509	-	-	286,509
Capital provision assets	1,909,118	-	-	1,909,118
Equity securities	18	-	-	18
Property, plant and equipment	16,438	-	1,439	17,877
Intangible assets	-	-	3,956	3,956
Goodwill	107,991	25,020	925	133,936
Deferred tax asset	5,302	-	1,262	6,564
Total assets	2,559,083	26,735	60,282	2,646,100
Liabilities
Due to brokers	-	-	-	-
Debt interest payable	-	-	9,061	9,061
Other liabilities	512	310	40,704	41,526
Debt issued	-	-	625,625	625,625
Capital provision asset subparticipations	14,077	-	-	14,077
Third-party interests in consolidated entities	211,869	-	-	211,869
Deferred tax liabilities	20,535	-	2,607	23,142
Total liabilities	246,993	310	677,997	925,300
Total net assets	2,312,090	26,425	(617,715)	1,720,800

6. Capital provision assets

Capital provision assets are financial assets held at fair value through profit or loss that relate to the provision of capital to the legal industry in connection with legal matters.

Capital provision-direct assets referenced later in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset. Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a limited partner contribution instead of directly. At June 30, 2021 and 2020, capital provision-indirect assets consisted entirely of assets held through the Strategic Value fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in capital provision-direct and not capital provision-indirect assets. Capital provision-direct assets as of June 30, 2021, includes an approximately $100 million interest in an investment that is intended to be transferred, at cost, to a newly formed sidecar in 2H 2021, managed by Burford, and with the same ultimate SWF investor as BOF-C and held by BOF-C at June 30, 2021 (December 31, 2020: $0; June 30, 2020: $0).

	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
At January 1	2,176,124	2,045,329	2,045,329
Additions	379,182	295,866	89,489
Realizations	(214,182)	(526,588)	(489,128)
Prepaid proceeds	(10,000)	-	-
Income for the period	89,014	344,249	265,106
Foreign exchange (loss)/gain	(4,911)	17,268	(1,678)
At end of period	2,415,227	2,176,124	1,909,118

Burford Capital Interim Report 2021 71

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Capital provision assets are comprised of:
Capital provision-direct assets	2,389,245	2,090,958	1,819,276
Capital provision-indirect assets	25,982	85,166	89,842
Total capital provision assets	2,415,227	2,176,124	1,909,118

The capital provision income on the face of the consolidated statement of comprehensive income comprises:

	June 30, 2021	June 30, 2020
	$’000	$’000
Realized gains relative to cost	86,606	207,836
Previous unrealized gains transferred to realized gains	(20,403)	(26,341)
Fair value adjustment in the period	22,811	83,611
Income on capital provision assets	89,014	265,106
Interest and other income	–	199
Impairment of other asset	(500)	-
Loss on capital provision asset subparticipations	(1,303)	-
Loss on financial liabilities at fair value through profit or loss	–	(4,770)
Loss on equity securities	–	(11)
Total capital provision income as reported on the consolidated statement of comprehensive income	87,211	260,524

All financial assets at fair value through profit or loss and all financial liabilities at fair value through profit or loss are mandatorily measured as such. Foreign exchange gain/(loss) on capital provision assets is reported in either foreign exchange gain/(loss) or exchange differences on translation of foreign operations on consolidation in the consolidated statement of comprehensive income. Exchange differences arising from non-US Dollar denominated capital provision assets held by US Dollar functional currency entities are recognized in foreign exchange gain/(loss) on the consolidated statement of comprehensive income. All other exchange differences arising from capital provision assets held by non-US Dollar functional currency entities are recognized in other comprehensive income on the consolidated statement of comprehensive income.

The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision assets at June 30, 2021.

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2021	2,176,124	(256,912)	1,919,212	1,875,997	43,215
Additions	379,182	(163,156)	216,026	215,112	914
Realizations	(214,182)	71,928	(142,254)	(142,254)	—
Prepaid proceeds	(10,000)	—	(10,000)	(10,000)	—
Income for the period	89,014	(19,462)	69,552	68,761	791
Foreign exchange gain/(loss)	(4,911)	184	(4,727)	(4,727)	—
At June 30, 2021	2,415,227	(367,418)	2,047,809	2,002,889	44,920
Unrealized fair value at June 30, 2021	938,482	(31,333)	907,149	906,531	618

72 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	2,045,329	(211,339)	1,833,990	1,649,389	184,601
Additions	295,866	(19,872)	275,994	225,447	50,547
Realizations	(526,588)	286	(526,302)	(336,644)	(189,658)
Income for the period	344,249	(25,522)	318,727	321,002	(2,275)
Foreign exchange gains	17,268	(465)	16,803	16,803	—
At December 31, 2020	2,176,124	(256,912)	1,919,212	1,875,997	43,215
Unrealized fair value at December 31, 2020	948,274	(33,527)	914,747	914,920	(173)

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	2,045,329	(211,339)	1,833,990	1,649,389	184,601
Additions	89,489	26,749	116,238	66,740	49,498
Realizations	(489,128)	(5,741)	(494,869)	(307,731)	(187,138)
Income for the period	265,106	(13,904)	251,202	251,263	(61)
Foreign exchange loss	(1,678)	(41)	(1,719)	(1,719)	—
At June 30, 2020	1,909,118	(204,276)	1,704,842	1,657,942	46,900
Unrealized fair value at June 30, 2020	864,931	(24,162)	840,769	839,527	1,242

On a consolidated basis, the capital provision-indirect assets represent solely equity security-related claims in the Burford Strategic Value fund. On a Burford-only basis, as presented in the table above, the amount included as capital provision-indirect assets represents the fair value of Burford’s entire interest held in the fund.

The following table reflects the line-by-line impact of eliminating the income of third-parties in the entities that Burford consolidates from the capital provision income reported in the consolidated statement of comprehensive income to arrive at Burford’s investment income at June 30, 2021.

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision	provision
	total	interests	total	- direct	- indirect
June 30, 2021	$’000	$’000	$’000	$’000	$’000
Realized gains relative to cost	86,606	(9,130)	77,476	77,476	-
Previous unrealized (gains) transferred to realized gains	(20,403)	362	(20,041)	(20,041)	-
Fair value adjustment in the period	22,811	(10,694)	12,117	11,326	791
Income on capital provision assets	89,014	(19,462)	69,552	68,761	791
Impairment of other asset	(500)	-	(500)	(500)	-
Loss on capital provision asset subparticipations	(1,303)	760	(543)	(543)	-
Total capital provision income	87,211	(18,702)	68,509	67,718	791

Burford Capital Interim Report 2021 73

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision	provision
	total	interests	total	- direct	- indirect
June 30, 2020	$’000	$’000	$’000	$’000	$’000
Realized gains relative to cost	207,836	(21,975)	185,861	183,147	2,714
Previous unrealized (gains)/losses transferred to realized gains	(26,341)	20,805	(5,536)	717	(6,253)
Fair value adjustment in the period	83,611	(12,734)	70,877	67,399	3,478
Income on capital provision assets	265,106	(13,904)	251,202	251,263	(61)
Interest and other income	199	(199)	-	-	-
Loss on financial liabilities at fair value through profit or loss	(4,770)	4,770	-	-	-
Loss on equity securities	(11)	-	(11)	(11)	-
Loss on capital provision asset subparticipations	-	(64)	(64)	(64)	-
Total capital provision income	260,524	(9,397)	251,127	251,188	(61)

7. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and duration vary by capital provision asset. The majority of settlement balances are received shortly after the period end and all are generally expected to be received within 12 months of period end. The carrying value of these assets approximates the fair value of the assets at the balance sheet date.

Due from settlement of capital provision assets

	June 30, 2021	December 31, 2020	June 30, 2020
Due from settlement of capital provision assets	$'000	$'000	$'000
At January 1,	32,552	54,358	54,358
Transfer of realizations from capital provision assets	214,182	526,588	489,128
Interest and other income	-	199	199
Proceeds received	(47,291)	(548,593)	(257,176)
Asset received in kind*	(3,290)	-	-
Foreign exchange loss	(532)	-	-
At end of period	195,621	32,552	286,509
Split
Non-current assets	3,750	3,750	3,750
Current assets	191,871	28,802	282,759
Total due from settlement of capital provision assets	195,621	32,552	286,509

*	A consolidated entity, in which Burford had a limited partner interest, liquidated during the period, and distributed in-kind a capital provision asset ($3,290,000), which is held directly by Burford ($1,034,000) and other limited partners ($2,256,000) of the liquidated entity.

74 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

7. Due from settlement of capital provision assets continued

The following tables reflect the line-by-line impact of eliminating the interests of third-parties in the entities that Burford consolidates from the due from settlement of capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision asset receivables at June 30, 2021.

				Burford-only
	Consolidated total	Elimination of third-party entity interests	Burford-only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2021	32,552	(1,844)	30,708	30,708	-
Transfer of realizations from capital provision assets	214,182	(71,928)	142,254	142,254	-
Proceeds received	(47,291)	7,303	(39,988)	(39,988)	-
Asset received in kind	(3,290)	2,256	(1,034)	(1,034)	-
Foreign exchange loss	(532)	-	(532)	(532)	-
At June 30, 2021	195,621	(64,213)	131,408	131,408	-

				Burford-only
	Consolidated total	Elimination of third-party entity interests	Burford-only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	54,358	(35,369)	18,989	18,989	-
Transfer of realizations from capital provision assets	526,588	(286)	526,302	336,644	189,658
Interest and other income	199	(199)	-	-	-
Proceeds received	(548,593)	34,010	(514,583)	(324,925)	(189,658)
At December 31, 2020	32,552	(1,844)	30,708	30,708	-

				Burford-only
	Consolidated total	Elimination of third-party entity interests	Burford-only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	54,358	(35,369)	18,989	18,989	-
Transfer of realizations from capital provision assets	489,128	5,741	494,869	307,731	187,138
Interest and other income	199	(199)	-	-	-
Proceeds received	(257,176)	23,994	(233,182)	(46,044)	(187,138)
At June 30, 2020	286,509	(5,833)	280,676	280,676	-

Burford Capital Interim Report 2021 75

Notes to the consolidated financial statements

continued

8. Asset management income

Burford receives regular management fees on its managed funds, calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending upon the status of the fund. In addition, Burford receives performance fees from the funds. Burford’s managed funds (other than the Strategic Value fund and the BOF-C fund) use a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, few of the related performance fees have yet been paid. Performance fees are recognized when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur.

The asset management income on the face of the consolidated statement of comprehensive income comprises:

	June 30, 2021	June 30, 2020
	$’000	$’000
Management fee income	4,329	4,351
Total asset management income	4,329	4,351

The following tables show the impact of consolidating the Strategic Value and BOF-C funds by adding back the elimination entries for consolidation purposes to arrive at Burford’s asset management income at 2021, and 2020. In the context of the asset management income, this adjustment is recognizing the intra-group income that is eliminated on consolidation of fund entities.

	Consolidated total	Elimination of third-party interests	Burford-only
For the period ended June 30, 2021	$’000	$’000	$’000
Management fee income	4,329	1,073	5,402
Income from BOF-C	-	6,320	6,320
Total asset management income	4,329	7,393	11,722

	Consolidated total	Elimination of third-party interests	Burford-only
For the period ended June 30, 2020	$’000	$’000	$’000
Management fee income	4,351	1,626	5,977
Income from BOF-C	-	1,652	1,652
Total asset management income	4,351	3,278	7,629

Under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before either party receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Amounts received and due from BOF-C from both of these sources are included in Income from BOF-C in the Burford-only figures in the table above. On a consolidated basis, the amounts are included within capital provision income.

76 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

9. Cash management assets

	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
At January 1	16,594	37,966	37,966
Purchase	485,440	3,172	3,085
Proceeds on disposal	(235,599)	(23,548)	(22,082)
Net realized (loss) on disposal	(167)	(1,898)	(1,928)
Fair value movement	295	795	(1,045)
Change in accrued interest	302	(3)	-
Foreign exchange gains/(loss)	26	110	(39)
Balance at end of period	266,891	16,594	15,957

The cash management income and bank interest on the face of the consolidated statement of comprehensive income comprise:

	June 30, 2021	June 30, 2020
	$’000	$’000
Realized loss (see above)	(167)	(1,928)
Fair value movement (see above)	295	(1,045)
Interest and dividend income	1,123	620
Bank interest income	5	389
Total cash management income/(loss) and bank interest	1,256	(1,964)

10. Other assets

	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Trade receivable – insurance	191	290	186
Trade receivable – services	685	776	658
Asset management receivables	697	713	639
Reinsurance assets	11,825	10,077	3,989
Prepayments	1,067	1,954	1,404
Financial asset held at amortized cost	-	500	500
Tax receivable	10,406	10,100	-
Other receivables	6,522	7,544	4,476
Total other assets	31,393	31,954	11,852

Burford Capital Interim Report 2021 77

Notes to the consolidated financial statements

continued

11. Other liabilities

	June 30, 2021	December 31, 2020	June 30, 2020
	$’000	$’000	$’000
Audit fees payable	1,155	2,333	139
Listing fee payable	-	-	994
General expenses payable	17,956	37,394	11,897
Payable for capital provision assets	-	256	232
Lease liabilities	12,781	13,520	18,444
Insurance liabilities	14,809	12,596	4,907
Tax payable	-	-	4,913
Legal finance non-cash accrual	44,856	-	-
Asset recovery non-cash accrual	34,083	-	-
Total other liabilities	125,640	66,099	41,526

12. Debt issued

The Group has issued the following debt.

			Principal amount			Balance sheet (at amortized cost) as of
			USD equivalent face value at issuance	Currently outstanding (in local currency)	Currently outstanding (in USD)*	June 30, 2021	December 31, 2020	June 30, 2020
	Issuance date	Maturity date	'000	'000	'000	'000	'000	'000
Burford Capital PLC
£90,000,000 issued at 6.50% fixed rate	8/19/2014	8/19/2022	$ 143,176	£62,458	$ 86,311	$ 85,953	$ 119,891	$ 110,558
£100,000,000 issued at 6.125% fixed rate	4/26/2016	10/26/2024	$ 144,020	£100,000	$ 138,190	$ 137,373	$ 137,084	$ 122,625
£175,000,000 issued at 5.00% fixed rate	6/1/2017	12/1/2026	$ 225,803	£175,000	$ 241,833	$ 239,920	$ 237,792	$ 214,241

Burford Capital Finance LLC
$180,000,000 issued at 6.125% fixed rate	2/12/2018	8/12/2025	$ 180,000	$ 180,000	$ 180,000	$ 178,552	$ 182,603	$ 178,201

Burford Capital Global Finance LLC
$400,000,000 issued at 6.25% fixed rate callable** notes	4/5/2021	4/15/2028	$ 400,000	$ 400,000	$ 400,000	$ 392,435	$ -	$ -
Total debt						$ 1,034,233	$ 677,370	$ 625,625
* Converted using exchange rate at 6/30/2021 of 1.3819 GBP/USD.
** Burford may redeem all or a part of the notes. Redemptions made prior to 2026 must be made at a premium to issue price. Redemptions made on or after
2026 may be made at the issue price.

78 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

12. Debt issued continued

A summary of the changes arising from cash flows and non-cash changes of debt issued is shown below.

	June 30, 2021	December 31, 2020	June 30, 2020
Debt issued	$’000	$’000	$’000
At January 1,	677,370	665,342	665,342
Debt issued	400,000	-	-
Debt issue costs	(7,797)	-	-
Debt finance costs	25,646	39,046	19,128
Interest paid	(19,736)	(37,890)	(18,586)
Foreign exchange loss	6,345	15,836	(31,198)
Debt buyback	(33,687)	(4,964)	-
At period end	1,048,141	677,370	634,686
Split:
Debt issued	1,034,233	667,814	625,625
Debt interest payable	13,908	9,556	9,061
Total debt issued	1,048,141	677,370	634,686

For the six months ended June 30	2021	2020
Finance costs	$’000	$’000
Debt interest expense	24,784	18,521
Debt issue costs incurred as finance costs	862	607
Debt finance costs (above)	25,646	19,128
Lease liabilities interest expense	446	638
Total finance costs	26,092	19,766

13. Fair value of assets and liabilities

Valuation methodology

The fair value of financial assets and liabilities continue to be valued using the techniques set out in the accounting policies in the 2020 Annual Report.

	Level 1	Level 2	Level 3	Total
June 30, 2021	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	644,225	644,225
Portfolio	-	-	1,465,700	1,465,700
Portfolio with equity risk	-	-	276,929	276,929
Legal risk management	-	-	2,391	2,391
Complex strategies	-	-	25,982	25,982
Cash management assets:
Asset backed securities	-	67,215	-	67,215
Corporate bonds	-	93,387	-	93,387
Mutual funds	26,320	-	-	26,320
US treasuries and commercial paper	73,979	5,990	-	79,969
Total assets	100,299	166,592	2,415,227	2,682,118
Liabilities
Capital provision asset subparticipations	-	-	15,451	15,451
Debt issued, at fair value*	670,767	421,820	-	1,092,587
Third-party interests in consolidated entities	-	-	439,901	439,901
Total liabilities	670,767	421,820	455,352	1,547,939
Net total	(570,468)	(255,228)	1,959,875	1,134,179
*	Debt issued is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

Burford Capital Interim Report 2021 79

Notes to the consolidated financial statements

Continued

13. Fair value of assets and liabilities continued

The principal types of capital provision assets transacted by the Group are as follows:

Single case:

Capital provision assets funded by Burford that are subject to binary legal risk, such as financing the costs of a single litigation claim.

Portfolio:

Capital provision assets with multiple paths to recovery, such as financing a pool of litigation claims.

Portfolio with Equity risk:

Portfolios with an asset structure that includes exposure to the defendant’s equity performance in addition to the underlying litigation risk.

Legal risk management:

Capital provision assets where all or a portion of the financing provided by Burford is providing some form of legal risk arrangement, such as to cover an indemnity or insurance for adverse costs.

COMPLEX STRATEGIES:

Principal investments in legal-related assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

The key risk and sensitivity across all capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

	Level 1	Level 2	Level 3	Total
December 31, 2020	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	642,756	642,756
Portfolio	-	-	1,445,990	1,445,990
Legal risk management	-	-	2,212	2,212
Complex strategies	-	-	85,166	85,166
Cash management investments
Corporate bonds	-	5,137	-	5,137
Mutual funds	11,457	-	-	11,457
Total assets	11,457	5,137	2,176,124	2,192,718
Liabilities
Capital provision asset subparticipations	-	-	14,107	14,107
Debt issued, at fair value*	646,083	-	-	646,083
Third-party interests in consolidated entities	-	-	248,581	248,581
Total liabilities	646,083	-	262,688	908,771
Net total	(634,626)	5,137	1,913,436	1,283,947
*	Debt issued is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

80	Burford Annual Report 2020

Notes to the consolidated financial statements

continued

13. Fair value of assets and liabilities continued

	Level 1	Level 2	Level 3	Total
June 30, 2020	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	403,121	403,121
Portfolio	-	-	1,301,506	1,301,506
Legal risk management	-	-	1,811	1,811
Complex strategies	-	-	112,838	112,838
Equity securities	18		89,842	89,860
Cash management investments
Mutual funds	15,957	-	-	15,957
Total assets	15,975	-	1,909,118	1,925,093
Liabilities
Capital provision asset subparticipations	-	-	14,077	14,077
Debt issued, at fair value*	566,007	-	-	566,007
Third-party interests in consolidated entities	-	-	211,869	211,869
Total liabilities	566,007	-	225,946	791,953
Net total	(550,032)	-	1,683,172	1,133,140
*	Debt issued is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

Movements in Level 3 fair value assets and liabilities

The table below provides analysis of the movements in the level 3 financial assets and liabilities.

			Transfers				Foreign
	At January 1,	Transfers	between			Income for	exchange	At June
	2021	into level 3	types	Additions	Realizations	the period	gain/(loss)	30, 2021
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	642,756	-	(1,949)	66,855	(134,943)	70,624	882	644,225
Portfolio	1,445,990	-	1,949	35,242	(25,249)	13,484	(5,716)	1,465,700
Portfolio with equity risk	-	-	-	276,929	-	-	-	276,929
Legal risk management	2,212	-	-	156	-	100	(77)	2,391
Complex strategies	85,166	-	-	-	(63,990)	4,806	-	25,982
Total level 3 assets	2,176,124	-	-	379,182	(224,182)	89,014	(4,911)	2,415,227
Capital provision asset subparticipations	(14,171)	-	-	23	-	(1,303)	-	(15,451)
Third-party interests in consolidated entities	(248,581)	-	-	(163,156)	(19,428)	(8,736)	-	(439,901)
Total level 3 liabilities	(262,752)	-	-	(163,133)	(19,428)	(10,039)	-	(455,352)

							Transfer to
	At	Transfers	Transfers				Foreign
	January 1,	into	between			Income for	exchange	At December
	2020	level 3	types	Additions	Realizations	the period	gain/(loss)	31, 2020
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	458,340	-	20,300	152,917	(168,639)	176,476	3,362	642,756
Portfolio	1,241,106	-	65,828	142,949	(178,018)	160,399	13,726	1,445,990
Legal risk management	1,619	-	-	-	-	413	180	2,212
Asset recovery	86,128		(86,128)	-	-	-	-	-
Complex strategies	192,356	49,950	-	-	(173,049)	15,909	-	85,166
Total level 3 assets	1,979,549	49,950	-	295,866	(519,706)	353,197	17,268	2,176,124
Capital provision asset subparticipations	(13,944)	-	-	(224)	-	61	-	(14,107)
Third-party interests in consolidated entities	(235,720)	-	-	(19,872)	19,862	(12,851)	-	(248,581)
Total level 3 liabilities	(249,664)	-	-	(20,096)	19,862	(12,790)	-	(262,688)

Burford Capital Interim Report 2021 81

Notes to the consolidated financial statements

Continued

13. Fair value of assets and liabilities continued

	At	Transfers			Income	Foreign
	January 1,	into			for the	exchange	At June
	2020	level 3	Additions	Realizations	period	gain/(loss)	30, 2020
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	458,340	(56,279)	48,076	(154,148)	107,338	(206)	403,121
Portfolio	1,241,106	56,279	32,846	(156,901)	126,614	1,562	1,301,506
Legal risk management	1,619	-	-	-	188	4	1,811
Asset recovery	86,128	-	8,567	(554)	21,736	(3,039)	112,838
Complex strategies	192,356	65,780	-	(177,525)	9,231	-	89,842
Total level 3 assets	1,979,549	65,780	89,489	(489,128)	265,107	(1,679)	1,909,118
Capital provision asset subparticipations	(13,944)	-	(181)	48	-	-	(14,077)
Third-party interests in consolidated entities	(235,720)	-	(22,748)	50,873	(4,274)	-	(211,869)
Total level 3 liabilities	(249,664)	-	(22,929)	50,921	(4,274)	-	(225,946)

There were no gains or losses recognized in other comprehensive income with respect to these assets and liabilities.

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. Transfers into Level 3 during the period of $nil (December 31, 2020: $49,950,000; June 30, 2020: $65,780,000) relate to assets where the underlying asset no longer has a quoted price and becomes subject to the Group’s valuation methodology for Level 3 financial instruments as set out in the accounting policies in the 2020 Annual Report.

The fair value equivalents for the Group’s retail bonds are based on the last traded price for each bond observed on the London Stock Exchange’s Order Book for Retail Bonds (“LSE ORB”) and the callable US notes are based on valued observable market prices sourced from broker quote.

Sensitivity of Level 3 valuations

For the vast majority of our legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, we typically assess the fair value of our legal finance assets to be equivalent to the cost of the asset in line with our valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes in fixed ranges based on these objective events. The policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Since our legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is typically applied; rather, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the extent to which market evidence may be relevant is considered as part of the valuation process; results on portfolios with multiple fair value factors are presented based on whether the portfolios are in an overall positive or negative fair value position. The more robust the market testing of value is, the more weight that is accorded to the market price. The table below provides a stratification of our capital provision direct and indirect Level 3 assets at June 30, 2021, December 31, 2020, and June 30, 2020, into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the current valuation of those assets.

82	Burford Annual Report 2020

Notes to the consolidated financial statements

continued

13. Fair value of assets and liabilities continued

At June 30, 2021
Consolidated capital provision Level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	774,840	45,404	729,436	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	178,014	123,560	54,454	29%	50%	10%	6,382	9,818	(3,436)	(36)%	(60)%	(32)%
Trial court judgment or tribunal award	69,396	35,240	34,156	53%	60%	50%	196	980	(784)	(80)%	(80)%	(80)%
Appeal judgment	25,396	11,453	13,943	23%	80%	20%	—	1,000	(1,000)	(100)%	(100)%	(100)%
Settlements	121,683	82,363	39,320	45%	100%	10%	9,628	23,873	(14,245)	(62)%	(70)%	(9)%
Held at cost	903,735	903,725	10	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	290,188	194,179	96,009	53%	80%	(100)%	6,901	13,935	(7,034)	(60)%	(60)%	(60)%
Priced at cost plus accrued interest	25,982	25,982	—	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Other	2,391	—	2,391	100%	100%	100%	495	5,233	(4,738)	(91)%	(100)%	(85)%
Totals:	2,391,625	1,421,906	969,719				23,602	54,839	(31,237)

Total capital provision level 3 assets:	Carrying value $'000	Cost $'000	Unrealized gain $'000
Capital provision - direct	2,389,245	1,450,763	938,482
Capital provision - indirect	25,982	25,982	-
Total capital provision	2,415,227	1,476,745	938,482
(1)	As percentage of expected recovery above cost
(2)	Weighted by fair value of asset
(3)	Not valued based on a percentage of expected recovery
(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(5)	As percentage of cost
(6)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(7)	Weighted by cost of asset

At December 31, 2020
Consolidated capital provision Level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	772,980	41,003	731,977	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	227,252	148,840	78,412	33%	50%	0%	6,413	10,198	(3,785)	(37)%	(60)%	(32)%
Trial court judgment or tribunal award	67,252	35,910	31,342	50%	60%	35%	196	980	(784)	(80)%	(80)%	(80)%
Appeal judgment	32,148	21,242	10,906	37%	80%	20%	500	1,000	(500)	(50)%	(50)%	(50)%
Settlements	88,827	64,091	24,736	40%	80%	11%	12,000	29,875	(17,875)	(62)%	(70)%	(9)%
Held at cost	580,190	580,190	—	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	294,340	202,238	92,102	36%	60%	(100)%	6,152	13,186	(7,034)	(60)%	(60)%	(60)%
Priced at cost plus accrued interest	72,038	60,991	11,047	NA(3)	NA(3)	NA(3)	13,128	14,826	(1,698)	NA(3)	NA(3)	NA(3)
Other	2,213	—	2,213	100%	100%	100%	495	3,280	(2,785)	(85)%	(85)%	(85)%
Totals:	2,137,240	1,154,505	982,735				38,884	73,345	(34,461)

Burford Capital Interim Report 2021 83

Notes to the consolidated financial statements

Continued

13. Fair value of assets and liabilities continued

	Carrying value	Cost	Unrealized gain
Total capital provision level 3 assets:	$'000	$'000	$'000
Capital provision - direct	2,090,958	1,152,033	938,925
Capital provision - indirect	85,166	75,817	9,349
Total capital provision	2,176,124	1,227,850	948,274
(1)	As percentage of expected recovery above cost
(2)	Weighted by fair value of asset
(3)	Not valued based on a percentage of expected recovery
(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(5)	As percentage of cost
(6)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(7)	Weighted by cost of asset

At June 30, 2020
Consolidated capital provision Level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	773,133	39,593	733,540		NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	108,681	63,672	45,009	41%	50%	10%	6,336	11,300	(4,964)	(45)%	(100)%	(32)%
Trial court judgment or tribunal award	53,304	30,321	22,983	52%	60%	40%	196	980	(784)	(80)%	(80)%	(80)%
Appeal judgment	22,117	16,242	5,875	20%	20%	20%	3,625	6,000	(2,375)	(40)%	(50)%	(38)%
Settlements	66,559	51,391	15,168	37%	60%	11%	11,363	29,238	(17,875)	(61)%	(70)%	(9)%
Held at cost	454,076	454,076	—	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	311,024	228,767	82,257	51%	100%	(100)%	6,001	14,690	(8,689)	64%	90%	60%
Priced at cost plus accrued interest	76,714	64,003	12,711	NA(3)	NA(3)	NA(3)	13,128	14,826	(1,698)	NA(3)	NA(3)	NA(3)
Other	1,811	—	1,811	100%	100%	100%	1,050	19,088	(18,038)	(94)%	(100)%	(64)%
Totals:	1,867,419	948,065	919,354				41,699	96,122	(54,423)		—	—

	Carrying value	Cost	Unrealized gain
Total capital provision level 3 assets:	$'000	$'000	$'000
Capital provision - direct	1,819,276	965,358	853,918
Capital provision - indirect	89,842	78,829	11,013
Total capital provision	1,909,118	1,044,187	864,931
(1)	As percentage of expected recovery above cost
(2)	Weighted by fair value of asset
(3)	Not valued based on a percentage of expected recovery
(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(5)	As percentage of cost
(6)	Portfolios where the underlying cases have multiple FV factors: If a portfolio's cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(7)	Weighted by cost of asset

Following origination, the Group engages in a semi-annual review of each capital provision asset’s fair value. At June 30, 2021, should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $195,988,000 (December 31, 2020: $191,344,000; June 30, 2020: $168,317,000). The impact has been provided on a pre-tax basis on both income and net assets, as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

84	Burford Annual Report 2020

Notes to the consolidated financial statements

continued

13. Fair value of assets and liabilities continued

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset. That estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated.

14. Share capital

Authorized share capital	June 30, 2021	December 31, 2020	June 30, 2020
Unlimited ordinary shares of no par value	—	—	—

Issued share capital	Number	Number	Number
Ordinary shares of no par value	219,049,877	219,049,877	219,049,877

400,000 AIM listed ordinary shares were issued at 474p each on April 29, 2020, and acquired by the Group’s employee benefit trust (EBT). The EBT purchased a further 16,000 AIM and 100,729 NYSE listed ordinary shares on March 31, 2021,at 617p and 997c respectively. The EBT was established to assist in the administration of the Group’s employee equity based long-term incentive compensation plan (LTIP). While the Group does not have legal ownership of the EBT and the ability of the Group to influence the actions of the EBT is limited by the trust deed, for accounting purposes the EBT is treated as being controlled by the Group, and is therefore consolidated. The EBT has distributed 119,493 shares during the period to satisfy the vesting during the period of LTIP awards (December 31, 2020: 384,129; June 30, 2020: 353,717). Shares held in the EBT at the period end are included in issued shares.

	June 30, 2021	December 31, 2020	June 30, 2020
	$'000	$'000	$'000
Share capital	598,813	598,813	598,813
Contingent share capital	13,500	13,500	13,500
Shares held by employee benefit trust	(373)	(94)	(273)
Total share capital	611,940	612,219	612,040

The GKC acquisition in 2016 included $15,000,000 of contingent equity consideration. In calculating the fair value of the contingent consideration a discount of 10% was applied for non-performance risk, hence the contingent equity consideration is valued at $13,500,000 at acquisition. 2,461,682 ordinary shares will be issued only after GKC’s investment funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new funds or other capital provision income) to Burford. If the $100 million income target is not achieved, no contingent consideration is payable.

15. (Loss)/profit per ordinary share and comprehensive income per ordinary share

(Loss)/profit per ordinary share is calculated based on profit or (loss) attributable to ordinary shareholders for the period of $(67,080,000) (June 30, 2020: $151,451,000) and the weighted average number of ordinary shares in issue for the period of 219,049,877 (June 30, 2020: 218,788,339). Comprehensive (loss)/income per ordinary share is calculated based on total comprehensive (loss)/income attributable to ordinary shareholders for the period of $(76,546,000) (June 30, 2020: $184,887,000), and the same weighted average number of ordinary shares in issue as above. We have excluded 2,348,070 potentially dilutive shares related to the LTIP from the June 30, 2021, computation of diluted net (loss) per ordinary share because their effect was anti-dilutive. The effect of dilution at June 30, 2020, is attributable to the addition of 901,983 shares related to the LTIP.

Burford Capital Interim Report 2021 85

Notes to the consolidated financial statements

continued

16. Dividends

Dividends on outstanding ordinary shares are payable at the discretion of the Board of Directors. The Directors have announced an interim dividend of 6.25¢ for the period ended June 30, 2021, payable on December 2, 2021, to shareholders of record on November 12, 2021.

17. Financial commitments and contingent liabilities

As a normal part of its business, the Group routinely enters into some financing agreements that may require the Group to provide continuing funding over time, whereas other agreements provide for the immediate funding of the total commitment. The terms of the former type of agreements vary widely; in some cases (discretionary commitments), the Group has broad discretion as to each incremental funding of a continuing investment, and in others (definitive commitments), the Group has little discretion and would suffer adverse consequences were it to fail to provide incremental funding without good reason (such as a material change in a case’s prospects).

The Group’s funding commitments are capped at a fixed amount in its agreements. At June 30, 2021, the Group had outstanding commitments for $1,225,566,000 (December 31, 2020: $1,160,642,000; June 30, 2020: $966,534,000).

In addition, at June 30, 2021, at current exchange rates, the Group had $90,912,000 of exposure to assets where the Group is providing some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse costs (December 31, 2020: $93,970,000; June 30, 2020: $86,730,000).

The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the commitment balances reported above to arrive at Burford’s commitments at June 30, 2021.

		Elimination of
	Consolidated total	third-party interests	Burford-only
June 30, 2021	$'000	$'000	$'000
Definitive	579,737	(155,777)	423,960
Discretionary	645,829	(129,980)	515,849
Total	1,225,566	(285,757)	939,809
Legal risk (definitive)	90,912	(6,233)	84,679

		Elimination of
	Consolidated total	third-party interests	Burford-only
December 31, 2020	$'000	$'000	$'000
Definitive	477,921	(130,694)	347,227
Discretionary	682,721	(107,958)	574,763
Total	1,160,642	(238,652)	921,990
Legal risk (definitive)	93,970	(6,233)	87,737

		Elimination of
	Consolidated total	third-party interests	Burford-only
June 30, 2020	$'000	$'000	$'000
Definitive	346,166	(54,754)	291,412
Discretionary	620,368	(105,442)	514,926
Total	966,534	(160,196)	806,338
Legal risk (definitive)	86,730	(6,233)	80,497

Of the $1,225,566,000 in commitments, based on recent experience, the Group expects approximately 12% to 30% (median experience over the prior three years was 15%) to be sought from it during the next 12 months from period end.

Given the nature of the Company’s business, the Company may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation, and having received relevant legal advice including from external advisers, the Company considers there to be no material contingent liability in respect of any such situations requiring disclosure in the financial statements.

86 Burford Capital Interim Report 2021

Notes to the consolidated financial statements

continued

18. Related party transactions

The related parties transactions during the period are consistent with the categories disclosed in the 2020 Annual Report. Related parties comprise key management personnel, joint ventures and associate companies. There is no controlling party. As explained on pages 16-18, the Group has changed the accounting estimate of expense associated with certain carry arrangements. The amount of non-cash accruals attributable to key management personnel at June 30, 2021, is $19,736,000.

19. Subsequent events

There have been no significant subsequent events.

Burford Capital Interim Report 2021 87

Further information

Directors Hugh Steven Wilson (Chairman) Christopher Bogart Robert Gillespie Andrea Muller Charles Nigel Kennedy Parkinson John Sievwright	Independent auditor Ernst & Young LLP St. Julian’s Avenue St Peter Port Guernsey GY1 4AF

Registered office Oak House Hirzel Street St Peter Port Guernsey GY1 2NP	Advisors to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St Julian’s Avenue St Peter Port Guernsey GY1 1WA

Advisors to the company on English law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS	Advisors to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019

Nominated adviser and joint brokers Numis Securities Ltd The London Stock Exchange Building 45 Gresham Street London EC2V 7BF

Joint brokers Jefferies International Limited 100 Bishopsgate London EC2N 4JL

Administrator and company secretary Oak Fund Services (Guernsey) Limited Oak House Hirzel Street St Peter Port Guernsey GY1 2NP

Registrar Computershare Investor Services (Guernsey) Limited Tudor House Le Bordage St Peter Port Guernsey GY1 1DB

Computershare Investor Services P.O. Box 505005 Louisville, KY 40233-5005

88 Burford Capital Interim Report 2021

Further information

Equity and debt securities

Issuer	Security	Exchange	Ticker	ISIN/CUSIP	FIGI	SEDOL/ID
Burford Capital Limited	Share	New York Stock	BUR	GG00BMGYLN96	BBG004FJ52G6	BMHLZ26 US
		Exchange		G17977110
		London Stock Exchange AIM	BUR	GG00BMGYLN96	BBG000PN88Q7	BMGYLN9 GB
Burford Capital PLC	Bond	London Stock	BUR1	XS1088905093	BBG006VZCHM9	EK3990638
	Bond	Exchange	BUR2	XS1391063424	BBG00CMS9C56	JK7086578
	Bond	Main Market	BUR3	XS1614096425	BBG00GPZLYD7	AN5937551
Burford Capital Finance LLC	Bond	London Stock Exchange Main Market	BUR4	XS1756325228	BBG00JWN4HQ2	AQ9291818
Burford Capital Global Finance LLC	Bond	Unlisted		Rule 144A US12116LAA70 12116L AA7 Regulation S USU1056LAA99 U1056L AA9

Company website

www.burfordcapital.com

Investor relations Inquiries

For all investor relations inquiries about Burford Capital Limited, please contact:

Investor Relations
Burford Capital
Brettenham House
2-19 Lancaster Place
London WC2E 7EN

Telephone: +44 (0)20 3530 2023

Investor Relations
Burford Capital
350 Madison Avenue
New York, NY 10017
US

Telephone: +1 212 235 6820

Email: IR@burfordcapital.com

Visit the investor relations section of Burford’s website at www.burfordcapital.com/shareholders for current investor relations information, including the latest share price, results presentations and regulatory news.

Burford Capital Interim Report 2021 89